June 5, 2006


06014344

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2006
WASH. D.C.
152
SECTION

SUPPL

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding final scrip dividend with cash option for the year ended December 31, 2005, dated May 29, 2006;

2. The Company's announcement regarding a joint venture by way of disposal of 50% of the shareholding in Hui Cheng Real Estate Development Co. Ltd. Guangzhou, dated May 26, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on May 29, 2006;

3. The Company's announcement regarding notice of annual general meeting, dated April 28, 2006, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on April 28, 2006;

4. The Company's circular regarding proposals for re-election of directors and general mandate to repurchase shares, and notice of annual general meeting, dated April 28, 2006;

5. The Company's announcement of annual results for the year ended December 31, 2005, dated March 30, 2006 ;published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on March 31, 2006; and

6. The Company's annual report 2005 together with proxy form, dated March 30, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\40sec.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

Executive Directors:
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu, JP

Non-executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

29th May 2006

To the Shareholders,

Dear Sir or Madam,

Final Scrip Dividend with Cash Option for the Year Ended 31st December 2005

Introduction

At the annual general meeting of K. Wah International Holdings Limited ("Company") held today, it was resolved that a final dividend for the year ended 31st December 2005 of HK$0.01 per issued share of the Company of HK$0.10 each ("Share") be paid to shareholders whose names appear on the registers of members at the close of the business on 29th May 2006. It was also resolved that such dividend should be satisfied by way of scrip dividend by an

allotment of new Shares credited as fully paid in accordance with the Memorandum of Association and Bye-laws of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend. The latest date on which transfers were accepted for registration in order to qualify for the dividend was 22nd May 2006.

Particulars of the Final Dividend

Shareholders have the following choices in respect of the final dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of final dividend which shareholders could elect to receive in cash in respect of HK$0.01 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) final dividend of HK$0.01 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 30th May 2006 to 6th June 2006 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 6th June 2006 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 7th June 2006. **The last day on which shareholders will be entitled to make their choices of the above alternatives is 23rd June 2006.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 29th May 2006 and for which elections to receive the final dividend in cash are not lodged with the Company's branch share registrars in Hong Kong on or before 23rd June 2006, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 29th May 2006 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2005 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the final dividend in cash were received in respect of all the existing Shares registered as at 29th May 2006, the total cash dividend payable by the Company would be approximately HK$24,031,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advices.

The Company, being an exempted company incorporated in Bermuda, has been designated as non-resident for Bermuda exchange control purposes and has been granted an assurance by the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act 1966. Accordingly, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or any of its operations or Shares, debentures or other obligations of the Company provided that such assurance shall not be construed as to

(i) prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda;

(ii) prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to the land leased to the Company.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the final dividend for the year ended 31st December 2005 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 23rd June 2006.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 23rd June 2006.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of final dividend for the year ended 31st December 2005. No person receiving in any territory outside Hong Kong a copy of this circular and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This circular and Form of Election will not be registered in Hong Kong or any other jurisdiction. The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. The Company has made enquiries with legal advisers where its overseas shareholders are based regarding legal restrictions and regulatory requirements on participation of shareholders resident outside Hong Kong in the scrip dividend arrangements as required by Rule 13.36(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Since registration or filing or other procedures will need to be carried out to comply with the relevant securities legislations of Australia, the United Kingdom, Liberia and the United States ("Excluded Jurisdictions") and/or the costs of complying with the requirements in each Excluded Jurisdiction will exceed materially any potential benefit to the Company of doing so, the Directors consider that it would be necessary and expedient to exclude shareholders with registered addresses in the Excluded Jurisdictions ("Excluded Shareholders") from the scrip dividend arrangements as it would be impractical to comply with such procedures in these countries given the small shareholder base. Accordingly, Form of Election will not be sent to the Excluded Shareholders and they will only receive this circular for information. Excluded Shareholders will receive their dividends wholly in cash.

Apart from the Excluded Shareholders, according to the Company's registers of members, there are some other shareholders whose registered addresses are outside Hong Kong. They are allowed to participate in the scrip dividend arrangements. It is the responsibility of any shareholders outside Hong Kong who wishes to receive New Shares under the scrip dividend arrangements to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities. It is also the responsibility of any shareholders outside Hong Kong who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbrokers or other professional advisers for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. There are convertible bonds listed on the Luxembourg Stock Exchange, which are convertible into Shares, as referred to in the Company's announcement dated 23rd March 2004. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 7th July 2006 and dealings in such Shares will commence on 10th July 2006. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 7th July 2006, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

This document is in English and Chinese. In the case of any inconsistency, the English version shall prevail.

閣下如對本通函任何部分或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份，應立即將本通函及附奉之選擇表格（如適用）送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc（主席）
呂耀東（董事總經理）
倫贊球（副董事總經理）
許淇安，GBS，CBE，QPM，CPM
羅志聰
鄧呂慧瑜，太平紳士

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啓者：

截至二零零五年十二月三十一日止年度之末期以股代息（附有選擇現金之權利）

緒言

K. Wah International Holdings Limited嘉華國際集團有限公司（「本公司」）於今日舉行之股東週年大會，決議派發截至二零零五年十二月三十一日止年度之末期股息，本公司每股面值港幣0.10元之已發行股份（「股份」）港幣0.01元予二零零六年五月二十九日辦公時間

完結後名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部分收取現金以替代股份股息。股東可收取股息之最後過戶日期為二零零六年五月二十二日。

末期股息詳情

有關此次末期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股（「新股」），獲發新股之總折讓市值（定義見下文）相等於股東應可選擇收取現金股息每股港幣0.01元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派末期股息現金港幣0.01元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值（「折讓市值」）指由二零零六年五月三十日起至二零零六年六月六日止（首尾兩天計算在內）五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百分之五（只計算至小數點後四個數字）。因此，須待二零零六年六月六日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零六年六月七日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零六年六月二十三日。**

若股東未有於二零零六年六月二十三日或以前將選擇表格交回本公司於香港之股份過戶登記分處以選擇收取現金作末期股息，則就其名下於二零零六年五月二十九日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \text{於二零零六年五月二十九日持有未有選擇收取現金之現有股數} \times \frac{\text{港幣0.01元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益（截至二零零五年十二月三十一日止年度之末期股息除外），可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零六年五月二十九日已登記之全部現有股份，均收取現金作末期股息，則本公司須支付之現金股息總額將約為港幣24,031,000元。

本公司股東務請留意，以股代息可引致一些股東（其或有須具報權益）須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

作為一間於百慕達註冊成立之獲豁免公司，就百慕達金融管制而言，本公司已被指定為非定居公司，並獲百慕達財務部（Minister of Finance）根據一九六六年豁免業務税項保護法（Exempted Undertakings Tax Protection Act 1966）發出保證。因此，倘百慕達通過任何法例以實行按照溢利或收入，或任何資本資產、收益或增值，或遺產税或繼承税項性質計徵任何税項，則任何該税項將不適用於本公司或其業務運作或股份、本公司債券或其他債務，唯此項保證將不被視為

(i) 防止應用此税項於任何定居於百慕達之人士；

(ii) 防止應用於依據一九六七年土地税項法（Land Tax Act, 1967）而應繳之任何税項或其他因租賃土地予本公司而應繳之税項。

選擇表格

隨函附奉選擇表格。**倘　閣下擬按上述基準獲配發新股作為　閣下有權收取之截至二零零五年十二月三十一日止年度之全數末期股息，則毋須辦理任何手續。惟倘　閣下擬全數收取現金以代替新股作為股息，或部分以現金，而餘額以配發新股作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零六年六月二十三日下午四時交回香港灣仔皇后大道東183號合和中心17樓1712-1716室本公司之香港股份過戶登記分處香港中央證券登記有限公司。**倘　閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘　閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下，　閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。　閣下可選擇填交選擇表格，使　閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記分處接獲書面通知撤銷該項選擇指示為止。　閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予之前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零六年六月二十三日下午四時前與本公司之香港股份過戶登記分處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零五年十二月三十一日止年度之末期股息。任何於香港以外地區之人士如接獲本通函及／或選擇表格，概不得將有關文件視作向其發出之邀請（若該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定則除外）。

本通函及選擇表格將不會於香港或任何其他司法權區註冊。股份並未根據香港以外任何司法地區之適用證券規例登記。本公司已按香港聯合交易所有限公司之證券上市規則第13.36(2)條之規定，就居於香港以外地區之股東參與以股代息安排所涉及法律及監管限制而向身居香港以外之股東所在地之法律顧問作出查詢。由於需要辦理註冊、登記或其他手續以符合澳洲、英國、利比利亞及美國（「除外司法權區」）等當地有關證券法例，及／或因遵守各除外司法權區之要求之成本而嚴重超出本公司提供以股代息安排之任何潛在得益，董事認為因當地股東基礎甚少，如要符合此等手續將為不合實際，因此有必要及適宜不提供以股代息安排予註冊地址於除外司法權區之股東（「除外股東」）。因此，除外股東只可將獲寄發本通函作參考，而不會獲寄發選擇表格。除外股東將全部以現金收取彼等之股息。

除不包括除外股東外，根據本公司的股東名冊，本公司亦有些股東其註冊地址在香港以外地區，該等股東獲准參與以股代息安排。居於香港以外地區之任何股東如希望根據以股代息安排收取新股，須自行承擔責任，遵守有關司法管轄區之法律規定，包括遵守任何程序及辦理一切其他手續。居於香港以外地區之任何股東如收取新股以代替現金股息，亦須自行承擔責任，遵守適用於香港以外地區在轉售股份時之任何規限。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。另有如本公司日期為二零零四年三月二十三日公佈所述之可轉換為股份之可換股債券，其於盧森堡股票交易所上市。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零六年七月七日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零六年七月十日開始買賣。倘在極不可能之情況下，新股於二零零六年七月七日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。　閣下如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啓

二零零六年五月二十九日

本文件載有英文原文及中文譯本。如有歧義，概以英文原文為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31st December 2005.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

PROPOSALS FOR RE-ELECTION OF DIRECTORS AND GENERAL MANDATE TO REPURCHASE SHARES, AND NOTICE OF ANNUAL GENERAL MEETING

28th April 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"2005 AGM"	the annual general meeting of the Company held on 28th April 2005
"Annual General Meeting"	the annual general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 29th May 2006 at 11:00 a.m.
"Annual Report"	the annual report of the Company for the year ended 31st December 2005
"associates"	has the meaning as ascribed to the expression under the Listing Rules
"Bye-laws"	the Bye-laws of the Company and "Bye-law" accordingly
"Board"	the board of Directors
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected persons"	has the meaning as ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	21st April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"Securities and Futures Ordinance"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

Executive Directors:
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Managing Director)*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Eddie Hui Ki On, GBS, CBE, QPM, CPM
William Lo Chi Chung
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

28th April 2006

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS AND GENERAL MANDATE TO REPURCHASE SHARES, AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; and (ii) the granting to the Directors of a general mandate for the repurchase of Shares representing up to 10% of the Company's issued share capital as at the date of passing of such resolution, and to give you the notice of the Annual General Meeting.

RE-ELECTION OF DIRECTORS

Pursuant to Bye-law 109(A) of the Bye-laws, Mr. Eddie Hui Ki On and Mr. William Lo Chi Chung (being Executive Directors) and Sir David Akers-Jones and Dr. Leo Lee Tung Hai (being Independent Non-executive Directors) shall retire by rotation at the Annual General Meeting. All retiring Directors, being eligible, offer themselves for re-election.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

Both Sir David Akers-Jones and Dr. Leo Lee Tung Hai have made their respective annual confirmations of independence pursuant to Rule 3.13 of the Listing Rules. The Company is of the view that Sir David Akers-Jones and Dr. Leo Lee Tung Hai meet the independence guidelines set out in Rule 3.13 of the Listing Rules and are independent in accordance with the terms of the guidelines.

Pursuant to Bye-law 114, any Shareholder who wishes to nominate a person to stand for election as a Director at the Annual General Meeting must lodge with the Company at its principal place of business in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong within the period from 29th April 2006 to 5th May 2006 (both days inclusive) and in any event by 22nd May 2006 the latest: (i) his written nomination of the candidate, (ii) written confirmation from such nominated candidate of his willingness to be elected as Director and (iii) the biographical details of such nominated candidate as required under Rule 13.51(2) of the Listing Rules for publication by the Company. If such nomination and/or information is received less than 21 days before the Annual General Meeting, the Company may adjourn the Annual General Meeting to allow Shareholders sufficient time to consider the same.

GENERAL MANDATE TO REPURCHASE SHARES

At the 2005 AGM, an ordinary resolution was passed in relation to the granting of a general mandate to the Directors to repurchase Shares not exceeding 10% of the issued share capital of the Company as at that date ("*Existing Repurchase Mandate*").

The Existing Repurchase Mandate will expire upon the conclusion of the Annual General Meeting. The Directors consider that the Existing Repurchase Mandate increases the flexibility of the Board in managing the Company's affairs and is in the interests of the Shareholders, and that the same shall continue to be adopted by the Company.

A new general mandate to repurchase Shares representing up to 10% of the issued share capital of the Company as at the date of passing of such resolution as set out in Resolution 5.1 in the notice of the Annual General Meeting will be proposed at the Annual General Meeting ("*New Repurchase Mandate*").

With reference to the proposed New Repurchase Mandate, the Directors wish to state that they have no immediate plans to repurchase any Shares.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 5.1 to be proposed at the Annual General Meeting in relation to the New Repurchase Mandate is set out in Appendix II to this circular.

RIGHT TO DEMAND A POLL

Bye-law 78 of the Bye-laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:—

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

If the Chairman of the Annual General Meeting holds, or he is aware that the Directors individually or collectively hold proxies in respect of Shares holding 5% or more of the total voting rights at the Annual General Meeting, then in compliance with the requirements of Rule 13.39(3), if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman will demand a poll, and the Chairman will disclose to the meeting the total number of votes represented by all proxies held by Directors indicating an opposite vote to the votes cast at the meeting on show of hands. If it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, the Chairman will not demand a poll.

NOTICE OF ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out in Appendix III to this circular. A proxy form for use at the Annual General Meeting is enclosed with the Annual Report. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and **return it to** the principal place of business of the Company in Hong Kong at **29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary)** as soon as possible and, in any event, so as to be received by the Company not less than **48 hours before**

the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and delivery of the proxy form will not prevent you from attending and voting in person at the meeting if you so wish.

RECOMMENDATION

The Directors consider that the re-election of Directors and the New Repurchase Mandate are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the Annual General Meeting.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Lui Che Woo
Chairman

The details of the Directors proposed to be re-elected at the Annual General Meeting are set out below:

Mr. Hui Ki On, GBS, CBE, QPM, CPM, aged 62, joined the Group in 2003 and is the Group Director, General Affairs. He has been a Director since April 2003. Mr. Hui has been appointed the chairman of the remuneration committee of the Company in December 2005. Prior to joining the Group, he has served the Hong Kong Police Force for 38 years. He retired from the Police Force as Commissioner of Police in 2001. Mr. Hui is an independent non-executive director of RoadShow Holdings Limited, a company listed in Hong Kong. In 2001, Mr. Hui was awarded the Gold Bauhinia Star by the Government of the HKSAR. In addition, he is a director of a number of subsidiaries of the Company.

Save as disclosed herein and apart from being an executive director of the Company, Mr. Hui did not hold any directorship in any other listed public company in the past three years.

Save as disclosed above and except for the relationship arising from his directorship in the Company, Mr. Hui does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Hui's service contract with the Company provides for a specified length of service period up to January 2007. His emoluments comprise an annual salary (including allowances), an annual director's fee and an annual remuneration committee chairman's fee (which will be proposed by the Board and approved by Shareholders at the subsequent year's annual general meeting), and discretionary share options. Mr. Hui has received director's emoluments of HK$2,003,700 including salary, allowances and benefits in kind, discretionary bonus, pension scheme contribution and share options for the year ended 31st December 2005. An annual director's fee of HK$80,000 and an annual fee of HK$50,000 for acting as chairman of the remuneration committee (pro rata by the number of days since 20th December 2005) will be payable to Mr. Hui for the year ended 31st December 2005, subject to the approval of Shareholders at the Annual General Meeting. Director's fee and remuneration committee chairman's fee for the year ending 31st December 2006 will be proposed by the Board for approval by the Shareholders at the annual general meeting of the Company in 2007. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Mr. Hui has interests in 580,000 share options of the Company. Save as disclosed in this circular, Mr. Hui has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information relating to Mr. Hui which is discloseable nor is he involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Mr. Lo Chi Chung William, aged 45, joined the Group in 2003 and is the Group Finance Director. He has been a Director since April 2004. In addition, he is a director of a number of subsidiaries of the Company.

Mr. Lo holds a master's degree in Business Administration from the University of Warwick in the UK and a Professional Diploma in Accountancy from the Hong Kong Polytechnic. He is a fellow member of Hong Kong Institute of Certified Public Accountants and a fellow member of Chartered Association of Certified Accountants in the UK. He has over 23 years of broad experience in auditing, accounting, financial management, corporate finance, strategic planning and investor relations. Mr. Lo was an executive director of Group Sense (International) Limited, a company listed in Hong Kong, from November 1996 and has been re-designated as a non-executive director of Group Sense (International) Limited since April 2003. He is also an executive director of Galaxy Entertainment Group Limited, a company listed in Hong Kong.

Save as disclosed herein and apart from being an executive director of the Company, Mr. Lo did not hold any directorship in any other listed public company in the past three years.

Save as disclosed above and except for the relationship arising from his directorship in the Company, Mr. Lo does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Lo's service contract with the Company provides for a specified length of service period up to 31st March 2009. His emoluments comprise an annual salary (including allowances), an annual director's fee (which will be proposed by the Board and approved by Shareholders at the subsequent year's annual general meeting), and discretionary share options. Mr. Lo has received director's emoluments of HK$2,070,122 including salary, allowances and benefits in kind, discretionary bonus, pension scheme contribution and share options for the year ended 31st December 2005. An annual director's fee of HK$80,000 will be payable to Mr. Lo for the year ended 31st December 2005 subject to the approval of Shareholders at the Annual General Meeting. Director's fee for the year ending 31st December 2006 will be proposed by the Board for approval by Shareholders at the annual general meeting of the Company in 2007. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Mr. Lo has interest in 100,000 Shares and 530,000 share options of the Company. Save as disclosed in this circular, Mr. Lo has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information relating to Mr. Lo which is discloseable nor is he involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP, aged 79, was an adviser to the Board from 1989 to 1997 and has been a Director since July 1997. He is member of many charitable organizations and holds non-executive director positions in various companies listed in Hong Kong, including Hysan Development Company Limited, China Everbright International Limited and CNT Group Limited. He was previously a member of the Hong Kong Civil Service and held various appointments concluding with that of Chief Secretary and acting Governor before he retired in 1987. He was awarded the highest award of the Grand Bauhinia Medal in 2002 by the Government of the HKSAR.

Save as disclosed herein and apart from being an independent non-executive director of the Company, Sir David did not hold any directorship in any other listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

Save as disclosed herein and except for the relationship arising from his directorship in the Company, Sir David does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Sir David. Sir David's original term was 3 years expiring in 2006. Subject to retirement and re-election at the annual general meeting in accordance with the Bye-laws, Sir David will serve another term of 3 years as the Independent Non-executive Director of the Company. The amount of emoluments payable to Sir David comprises an annual director's fee which will be proposed by the Board and approved by Shareholders at the subsequent year's annual general meeting, and discretionary share options. An annual director's fee of HK$80,000 will be payable to Sir David for the year ended 31st December 2005 subject to the approval of Shareholders at the Annual General Meeting. Director's fee for the year ending 31st December 2006 will be proposed by the Board for approval by the Shareholders at the annual general meeting of the Company in 2007. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Sir David has interests in 150,000 share options of the Company. Save as disclosed in this circular, Sir David has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information relating to Sir David which is discloseable nor is he involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Dr. Leo Lee Tung Hai, **GBS, LLD, JP**, aged 84, has been a Director since June 1989.

Dr. Lee is the Chairman of the Tung Tai Group of companies and an independent non-executive director or non-executive director of several publicly listed companies in Hong Kong, including Beijing Enterprises Holdings Limited, Liu Chong Hing Investment Limited, Asia Financial Holdings Limited, Termbray Industries International (Holdings) Limited and Shell Electric Mfg. (Holdings) Company Limited. He is a member of a number of public services committees and heads many social service organizations, including serving as an Adviser to the Advisory Board of the Tung Wah Group of Hospitals, Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of the China Overseas Friendship Association. Dr. Lee served as a Standing Committee Member of the eighth and ninth National Committees of the Chinese People's Political Consultative Conference; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee for the First Government of the HKSAR. He has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government in 1999. Dr. Lee has over 40 years of business experience. Dr. Lee was an independent non-executive director of Prime Investments Holdings Limited for the period from March 2001 to December 2003.

Save as disclosed herein and apart from being an independent non-executive director of the Company, Dr. Lee did not hold any directorship in any other listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

Save as disclosed above and except for the relationship arising from his directorship in the Company, Dr. Lee does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Dr. Lee. Dr. Lee's original term was 3 years expiring in 2006. Subject to retirement and re-election at the annual general meeting in accordance with the Bye-laws, Dr. Lee will serve for another 3 years as the Independent Non-executive Director of the Company. The amount of emoluments payable to Dr. Lee comprises an annual director's fee which will be proposed by the Board and approved by Shareholders at the subsequent year's annual general meeting, and discretionary share options. An annual director's fee of HK$80,000 will be payable to Dr. Lee for the year ended 31st December 2005 subject to the approval of Shareholders at the Annual General Meeting. Director's fee for the year ending 31st December 2006 will be proposed by the Board for approval by the Shareholders at the annual general meeting of the Company in 2007. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Dr. Lee has interest in 150,000 Shares and 500,000 share options of the Company. Save as disclosed in this circular, Dr. Lee has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Apart from being a director of The New China Hong Kong Group Limited (in which Dr. Lee did not hold any executive function and which Dr. Lee has ceased to be involved since 1999), there is no information relating to Dr. Lee which is discloseable nor is he involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,402,539,131 Shares. As at the same date, there are outstanding share options granted under the Company's share option schemes to subscribe for 23,327,000 Shares and convertible bonds which are convertible into an aggregate of 30,851,063 Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding options or the conversion rights attaching to the convertible bonds) or repurchased before the Annual General Meeting, the Company will be allowed to repurchase a maximum of 240,253,913 Shares during the period ending on the earliest of: (i) the conclusion of the next annual general meeting of the Company in 2007; or (ii) the date by which the next annual general meeting of the Company is required to be held by the Bye-laws or by law; or (iii) the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions, and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31st December 2005, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company as disclosed in the latest published financial statements of the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Bye-laws and the applicable laws of Bermuda.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, 1,257,389,151 Shares, representing approximately 52.34% of the issued share capital of the Company, were held by the discretionary trusts established by Dr. Lui Che Woo as founder. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those Shares held by the trusts. Besides, apart from the shareholding interest disclosed hereinabove, these three directors had an aggregate interest (including family interests and corporate interests) in 62,215,315 Shares representing approximately 2.59% of the issued share capital of the Company.

Based on the above shareholding interests, in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full and taking no account of the exercise of outstanding options or the conversion of the convertible bonds, the aforesaid interests of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu would be increased to approximately 61.03% of the issued share capital of the Company but the Shares held by the public will not fall below 25% of the total number of Shares in issue. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the New Repurchase Mandate in such a way as will result in an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest *(HK$)*	Lowest *(HK$)*
2005		
April	3.475	2.250
May	2.975	2.425
June	2.575	2.225
July	2.450	2.150
August	2.900	2.300
September	3.075	2.575
October	2.850	1.530
November	1.780	1.650
December	1.730	1.610
2006		
January	2.050	1.620
February	2.225	1.980
March	2.725	2.025
April (up to the Latest Practicable Date)	2.750	2.425

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Bermuda.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("*AGM*") of the shareholders of K. Wah International Holdings Limited ("*Company*") will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 29th May 2006 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2005;

2. To declare a final dividend for the year ended 31st December 2005;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   5.1 "**THAT**

   (a) a general mandate be and is hereby given unconditionally to the directors of the Company ("*Directors*") during the Relevant Period to exercise all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("*Listing Rules*") provided that the aggregate nominal amount of shares so purchased or otherwise acquired pursuant to the approval in this paragraph 5.1 (a) shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said mandate shall be limited accordingly; and

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting."

5.2 "**THAT**

(a) subject to paragraph 5.2 (c) below and subject to the consent of the Bermuda Monetary Authority, a general mandate be and is hereby granted unconditionally to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which would require the exercise of such power;

(b) the mandate in paragraph 5.2 (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the mandate in paragraph 5.2 (a) above — otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; or (iii) any share option scheme or similar arrangement for the time being adopted by the Company in accordance with the Listing Rules for the grant or issue of shares or rights to acquire shares of the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company — shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution 5.2; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution 5.2:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to shareholders on the Company's registers on a fixed record date in proportion to their then shareholdings (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5.2 in the notice of the AGM of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 28th April 2006

Notes

1. Shareholder entitled to attend and vote at the AGM to be held on 29th May 2006 is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy needs not be a shareholder of the Company.

2. Proxy form for use at the AGM is sent to the shareholders together with the 2005 Annual Report on 28th April 2006. The proxy form will be published on the website of The Stock Exchange of Hong Kong Limited. To be valid, proxy forms must be completed, signed and deposited at the principal place of business of the Company in Hong Kong at 29/F., K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary) not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof.

3. The Board has recommended a final scrip dividend (with a cash option) of HK$0.01 per share.

4. The registers of members will be closed from 23rd May 2006 to 29th May 2006 — both days inclusive — during which period no share transfer will be effected. To rank for the final dividend, all share transfers shall be lodged with the Company's Branch Share Registrars in Hong Kong — Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong — not later than 4:00 p.m. on 22nd May 2006.

5. On agenda item 3 of this Notice, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung, Sir David Akers-Jones and Dr. Leo Lee Tung Hai will retire at the AGM by rotation in accordance with the Bye-laws of the Company and they, being eligible, offer themselves for re-election as such by the shareholders of the Company. Biographical details of these four Directors are set out in Appendix I to this circular. Details of submitting the proposal by a shareholder for nomination of a person for election as a Director at the AGM are set out under the section headed "Re-election of Directors" in this circular. Shareholders will vote on the re-election of these retiring Directors individually.

6. The remuneration payable to Directors who serves on the Board, the Audit Committee and the Remuneration Committee for financial year ended 31st December 2005, and for each financial year afterwards until the Company in next or subsequent general meeting otherwise determines will be at the levels as shown in this table. Such remuneration to Directors is to take effect from the date of their respective first meeting in the relevant financial year and if necessary, be apportioned pro rata to the number of days lapsed since the relevant appointment to the year-end in question:

	Fee for Director acting as such for year ended 31st December 2005 (and for subsequent financial years until otherwise determined)	
	Chairman	**Member**
	HK$	*HK$*
The Board	100,000	80,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

7. On agenda item 4 regarding the authorisation for the Board to fix auditors' remuneration, shareholders should note that, in practice, auditors' remuneration for 2006 cannot be fixed at the beginning of 2006 because such remuneration varies by reference to the scope and extent of audit work and other work which the auditors are being called upon to undertake in any given year. In order to be able to charge the amount of auditors' remuneration as operating expenses for year ending 31st December 2006, shareholders' approval to delegate the authority to the Board to fix the auditors' remuneration for financial year 2006 is required, and is hereby sought, at the AGM.

8. In relation to the two general mandates referred to in Resolutions 5.1 and 5.2, two Ordinary Resolutions granting mandates to Directors to the same effect were passed at the 2005 Annual General Meeting of the Company held on 28th April 2005. No share has since been issued, or repurchased, pursuant to those previous mandates, both of which will lapse at the conclusion of the forthcoming AGM, unless that they are renewed. While, at present, the Directors do not have any present intention to issue any new shares or repurchase any existing shares, they believe that it is in the best interest of the Company and the shareholders to have a general authority from shareholders to enable them to issue and repurchase shares. Shareholders' attention is also drawn to the explanatory statement on the proposed repurchase mandate in Appendix II to this circular.

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就對本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之 K. Wah International Holdings Limited 嘉華國際集團有限公司股份，應立即將本通函送交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零五年十二月三十一日止年度之年報一併閱讀。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

重選董事及
購回股份之一般授權之建議；及
股東週年大會通告

二零零六年四月二十八日

目　錄

於本通函內，除非文義另有所指，否則下列詞彙將具有以下涵義：

「二零零五年股東週年大會」	指	本公司於二零零五年四月二十八日舉行之股東週年大會
「股東週年大會」	指	本公司將於二零零六年五月二十九日星期一上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行之股東週年大會
「年報」	指	本公司截至二零零五年十二月三十一日止年度之年報
「聯繫人士」	指	具有上市規則所賦予之涵義
「公司細則」	指	本公司之公司細則
「董事會」	指	董事會
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零六年四月二十一日，即本通函付印前就確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回守則」	指	香港股份購回守則
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港幣」	指	香港法定貨幣港元



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(董事總經理)
倫贊球(副董事總經理)
許淇安，GBS，CBE，QPM，CPM
羅志聰
鄧呂慧瑜，太平紳士

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

重選董事及
購回股份之一般授權之建議；及
股東週年大會通告

緒言

本通函旨在向　閣下提供在股東週年大會上提呈之決議案之資料。該等決議案為有關建議(i)重選董事；及(ii)授予董事購回最多佔截至該決議案通過當日之本公司已發行股本10%之股份之一般授權；並向　閣下提供股東週年大會通告。

重選董事

根據公司細則第109(A)條，許淇安先生及羅志聰先生（為執行董事），以及鍾逸傑爵士及李東海博士（為獨立非執行董事）須於股東週年大會上輪席告退。所有退任董事均表示如再度獲選，願繼續留任。

擬重選留任董事之詳細資料載於本通函附錄一。

鍾逸傑爵士及李東海博士均已分別根據上市規則第3.13條之規定提交確認其符合獨立性之週年確認書。本公司認為鍾逸傑爵士及李東海博士皆符合載於上市規則第3.13條之獨立性指引，並根據該指引條文屬獨立人士。

根據公司細則第114條，倘股東擬提名個別人士於股東週年大會上參選董事，須於二零零六年四月二十九日至二零零六年五月五日期間（首尾兩天包括在內）或最遲於二零零六年五月二十二日前將(i)擬提名候選人之書面通知，(ii)該候選人接受提名參選董事之確認書，以及(iii)按上市規則第13.51(2)條所規定供本公司作出公佈之該候選人個人資料，送達本公司之香港主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓。如該等提名及資料不能於股東週年大會召開日前二十一天送抵本公司處理，則必要時股東週年大會有可能須押後，以便股東有充足時間參詳該等資料。

購回股份之一般授權

本公司已於二零零五年股東週年大會上通過一項普通決議案，有關授予董事購回不多於截至該決議案當日之本公司已發行股本10%股份之一般授權（「**現有購回授權**」）。

現有購回授權將於股東週年大會結束時屆滿。董事認為現有購回授權增加董事會處理本公司事務之靈活性，並符合股東之利益，而本公司應繼續採納該項授權。

本公司將於股東週年大會上提呈一項新一般授權，以按照股東週年大會通告所載第5.1項決議案所述購回最多佔截至該決議案通過當日本公司已發行股本10%之股份（「**新購回授權**」）。

關於該項建議新購回授權，董事謹此表明彼等現時並無計劃購回任何股份。

本通函附錄二收錄一份說明函件，其載有上市規則規定之資料，讓股東能在知情之情況下，決定投票贊成或反對將於股東週年大會上提呈關於建議新購回授權之第5.1項決議案。

要求投票表決之權利

公司細則第78條有關股東要求股票表決之程序：

於任何股東大會提交會議表決之決議案將以舉手投票方式表決，除非(在宣佈舉手表決結果時或以前，或於撤回任何其他投票表決要求時)經下述任何一方要求進行投票表決：—

(i) 大會主席；或

(ii) 最少三名當時有權於大會上投票而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iii) 一名或多名佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iv) 一名或多名持有附有權利可於大會上投票之本公司股份(已繳足股款相當於該等附有權利可於大會上投票之股份之繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東。

除非正式要求投票表決及不予撤回，否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

在股東週年大會上，如主席持有或知悉各董事個別或共同持有委任代表投票權，佔本公司股份的總投票權5%或以上，其須履行上市規則第13.39(3)條所述的責任。如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反，則主席應要求以投票方式表決，並須在會議上披露董事持有所有委任代表投票權書所代表的總票數，以顯示以舉手方式表決時所投的相反票。但如以持有的總代表權而言，舉行投票表決顯然不會推翻舉手表決的結果，則主席無須要求以投票方式表決。

股東週年大會通告

股東週年大會通告載於本通函附錄三。年報隨附股東週年大會適用之代表委任表格。不論 閣下能否出席大會，務請按照印備之指示填妥代表委任表格，並盡快於**股東週年大會**(或其任何續會)**指定舉行時間最少四十八小時前交回**本公司之香港主要辦事處，地址為**香港北**

角渣華道191號嘉華國際中心二十九樓(註明公司秘書收)。 閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

推薦意見

董事認為重選董事及新購回授權均符合本公司之最佳利益。故此，董事建議全體股東投票贊成將於股東週年大會上提呈之該等決議案。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東 台照

代表董事會
主席
呂志和博士
謹啟

二零零六年四月二十八日

擬於股東週年大會上重選留任董事之詳細資料載列如下：

許淇安先生，GBS，CBE，QPM，CPM，六十二歲，於二零零三年加入本集團，現為集團常務董事。彼自二零零三年四月起任董事。許先生於二零零五年十二月起獲委任為本公司之薪酬委員會主席。在加入本集團前，許先生曾於香港警隊服務三十八年，於二零零一年退休前曾擔任香港警務處處長一職。許先生為路訊通控股有限公司(為一間香港上市公司)之獨立非執行董事。於二零零一年，許先生獲香港特別行政區政府頒授金紫荊星章榮譽。此外，彼為本公司多間附屬公司之董事。

除上文所披露者及出任本公司之執行董事外，許先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。

除上文所披露者及出任本公司董事職務外，許先生與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

許先生與本公司之服務合約訂明服務年期直至二零零七年一月。彼之酬金包括年薪及津貼、由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金及薪酬委員會主席袍金，以及酌情發放之認股權。截至二零零五年十二月三十一日止年度，許先生獲收取港幣2,003,700元之董事酬金，包括薪金、津貼及非現金利益、酌情花紅、退休計劃的供款及認股權。待股東於股東週年大會上批准，截至二零零五年十二月三十一日止年度，許先生將會收取港幣80,000元之年度董事袍金及作為薪酬委員會主席之年度袍金港幣50,000元(袍金乃自二零零五年十二月二十日起出任薪酬委員會主席之日數按比例計算)。而截至二零零六年十二月三十一日止年度之董事袍金及薪酬委員會主席袍金將由董事會建議並經股東於二零零七年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，許先生擁有本公司580,000份認股權之權益。除本通函所披露者外，許先生並沒有根據證券及期貨條例第XV部所指之任何股份權益。

關於許先生所披露的事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，許先生亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

羅志聰先生，四十五歲，於二零零三年加入本集團，現為集團財務董事。彼自二零零四年四月起任董事。此外，彼為本公司多間附屬公司之董事。

羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院頒發之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資、策略規劃及投資者關係方面擁有逾二十三年之廣泛經驗。羅先生於一九九六年十一月起任權智（國際）有限公司（為一間香港上市公司）之執行董事，並於二零零三年四月改任為權智（國際）有限公司之非執行董事。彼亦為銀河娛樂集團有限公司（為一間香港上市公司）之執行董事。

除上文所披露者及出任本公司之執行董事外，羅先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。

除上文所披露者及出任本公司董事職務外，羅先生與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

羅先生與本公司之服務合約訂明服務年期直至二零零九年三月三十一日。彼之酬金包括年薪及津貼、由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金，以及酌情發放之認股權。截至二零零五年十二月三十一日止年度，羅先生獲收取港幣2,070,122元之董事酬金，包括薪金、津貼及非現金利益、酌情花紅、退休計劃的供款及認股權。待股東於股東週年大會上批准，截至二零零五年十二月三十一日止年度，羅先生將會收取港幣80,000元之年度董事袍金。而截至二零零六年十二月三十一日止年度之董事袍金將由董事會建議並經股東於二零零七年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，羅先生擁有100,000股股份及本公司530,000份認股權之權益。除本通函所披露者外，羅先生並沒有根據證券及期貨條例第XV部所指之任何股份權益。

關於羅先生所披露的事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，羅先生亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士，七十九歲，於一九八九年至一九九七年任董事會顧問，並於一九九七年七月起任董事。彼為多間慈善機構之委員，亦於多間香港上市公司擔任非執行董事之職位，包括希慎興業有限公司、中國光大國際有限公司及北海集團有限公司。彼曾為香港政府公務員及擔任多項職務，於一九八七年退任前任布政司及署理港督。鍾爵士於二零零二年獲香港特別行政區政府頒授最高榮譽大紫荊勳章。

除上文所披露者及出任本公司之獨立非執行董事外，鍾爵士於過去三年內並無在其他上市公眾公司擔任任何董事職務，亦無在本公司或任何其附屬公司擔當任何其他職位。

除上文所披露者及出任本公司董事職務外，鍾爵士與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

鍾爵士與本公司並無訂立服務合約。鍾爵士之委任特定為三年，而其原有之任期於二零零六年屆滿。惟須按照公司細則於股東週年大會上退任並重選留任，鍾爵士將繼續再出任另一任期三年為本公司之獨立非執行董事。應付予鍾爵士之酬金包括將由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金及酌情發放之認股權。待股東於二零零六年股東週年大會上批准，截至二零零五年十二月三十一日止年度，鍾爵士將收取港幣80,000元之年度董事袍金。而截至二零零六年十二月三十一日止年度之董事袍金將由董事會建議並經股東於二零零七年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，鍾爵士擁有本公司150,000份認股權之權益。除本通函所披露者外，鍾爵士並沒有根據證券及期貨條例第XV部所指之任何股份權益。

關於鍾爵士所披露的事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，鍾爵士亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

李東海博士，GBS，LLD，太平紳士，八十四歲，自一九八九年六月起任董事。

李博士為東泰集團主席及包括北京控股有限公司、廖創興企業有限公司、亞洲金融集團（控股）有限公司、添利工業國際（集團）有限公司及蜆殼電器工業（集團）有限公司等多間香港上市公司之獨立非執行董事或非執行董事。彼為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席及中華海外聯誼會副會長等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、國務院港澳事務辦公室及新華社香港分社港事顧問、香港特別行政區籌備委員會委員及香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、比利時里奧普二世司令勳銜及於一九九九年獲香港特別行政區政府頒授金紫荊星章榮譽。李博士在商業管理方面積逾四十年經驗。於二零零一年三月至二零零三年十二月期間，李博士曾任 Prime Investments Holdings Limited 之獨立非執行董事。

除上文所披露者及出任本公司之獨立非執行董事外，李博士於過去三年內並無在其他上市公眾公司擔任任何董事職務，亦無在本公司或任何其附屬公司擔當任何其他職位。

除上文所披露者及出任本公司董事職務外，李博士與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

李博士與本公司並無訂立服務合約。李博士之委任特定為三年，而其原有之任期於二零零六年屆滿。惟須按照公司細則於股東週年大會上退任並重選留任，李博士將繼續再出任另一任期三年為本公司之獨立非執行董事。應付予李博士之酬金包括將由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金及酌情發放之認股權。待股東於股東週年大會上批准，截至二零零五年十二月三十一日止年度，李博士將收取港幣80,000元之年度董事袍金。而截至二零零六年十二月三十一日止年度之董事袍金將由董事會建議並經股東於二零零七年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，李博士擁有150,000股股份及本公司500,000份認股權之權益。除本通函所披露者外，李博士並沒有根據證券及期貨條例第XV部所指之任何股份權益。

除作為新中港集團有限公司之董事外（李博士並無擔任該公司任何執行職務，亦自一九九九年起停止參與該公司任何業務），關於李博士所披露的事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，李博士亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

本附錄載有上市規則規定說明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於股東週年大會上提呈關於建議購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括2,402,539,131股股份。於同日，根據本公司認股權計劃授出且尚未行使之認股權可認購23,327,000股股份，以及一批合共可轉換為30,851,063股股份之可換股債券。

待授予購回股份之建議授權之決議案獲通過後，按於股東週年大會前並無進一步發行(不論為一般性或因行使尚未行使認股權所附之認購權或可換股債券之所附之轉換權而發行)或購回股份之基準計算，於截至(i)本公司下屆之二零零七年股東週年大會結束；或(ii)公司細則或法例規定本公司須舉行下屆股東週年大會之日；或(iii)股東於股東大會上以決議案撤銷或修改有關授權之日(以最早者為準)止之期間內，本公司可購回最多達240,253,913股股份。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零五年十二月三十一日(即本公司最近期之經審核賬目編製完成之日)之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘行使購回授權對本公司之營運資金需求或本公司的資本負債，於最近期刊發之經審核財務報表所披露之狀況，董事認為本公司適宜具備之資本負債比率造成重大不利影響，則董事不擬在此情況下行使購回授權。

用以購回之款項

根據公司細則及百慕達適用法律之規定，根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

收購守則之影響

倘因為購回股份，一名股東所佔本公司投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購事項。因此，視乎股東權益之增加幅度，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，由呂志和博士作為創辦人設立之多個全權信託持有1,257,389,151股股份（佔本公司已發行股本約52.34%）。呂志和博士、呂耀東先生與鄧呂慧瑜女士為該等家族全權信託之直接或間接之可能受益人，因而被視為於該等由信託持有之股份中擁有權益。此外，除了上述之股權外，該三位董事合共擁有62,215,315股股份之權益（包括家族權益及公司權益），佔本公司已發行股本約2.59%。

根據上述持股權益，倘根據新購回授權行使全部權力購回股份，及在並無計及行使尚未行使之認股權或轉換可換股債券之情況下，呂志和博士、呂耀東先生與鄧呂慧瑜女士於前述之權益將增至持有本公司已發行股本權益約61.03%，不過公眾人士持有之股份將不會低於已發行股份總數之25%。董事並不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。董事目前無意行使新購回授權，以如此方式進行，須根據收購守則第26條之規定提出強制性收購建議之責任。

股份價格

下表顯示股份在最後實際可行日期前過去十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高 (港幣)	最低 (港幣)
二零零五年		
四月	3.475	2.250
五月	2.975	2.425
六月	2.575	2.225
七月	2.450	2.150
八月	2.900	2.300
九月	3.075	2.575
十月	2.850	1.530
十一月	1.780	1.650
十二月	1.730	1.610
二零零六年		
一月	2.050	1.620
二月	2.225	1.980
三月	2.725	2.025
四月(截至最後實際可行日期止)	2.750	2.425

購回股份

本公司於本通函日期前六個月內並無購回任何股份(無論是否在聯交所)。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉，董事及彼等之聯繫人士現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士概無知會本公司，彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會作出此舉。

董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及百慕達適用法律之規定行使購回股份之建議授權。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

茲訂於二零零六年五月二十九日星期一上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零六年嘉華國際集團有限公司（「**本公司**」）股東週年大會（「**年會**」），商議下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之財務報表及董事會與核數師報告書；

2. 宣派截至二零零五年十二月三十一日止年度之末期股息；

3. 選舉董事，及釐定董事袍金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮下列決議案，如認為適當，即通過為普通決議案：

5.1 「**動議：**

（甲） 無條件授權本公司董事（「**董事**」）根據一切適用的法例和香港聯合交易所有限公司證券上市規則（「**上市規則**」）的規定，於有關期間內行使本公司所有權力以購買或以其他方式收購本公司之股份，但就本文第5.1（甲）段之批准所購買或以其他方式收購股份的面值總額，不得超過本公司於通過本決議案之日已發行股本面值總額之百分之十，因此上述之授權須受此規限；及

（乙） 就本決議案而言：

「有關期間」指本決議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司細則及1981年百慕達公司條例（不時之修訂）規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

5.2 「**動議：**

(甲) 在下文第5.2(丙)段之限制下，及根據百慕達金融管理局之批准下，無條件授權董事在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使該等權力的售股建議、協議、購股權或認股權證；

(乙) 上文第5.2(甲)段之授權即授權董事在有關期間內作出或授予需於有關期間以後行使該等權力之售股建議、協議、購股權及認股權；

(丙) 董事依據上文第5.2(甲)段授權配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股；或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；或(iii)當時被本公司根據上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何股份認股權計劃或類似之安排；或(iv)遵照本公司之公司細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外)— 不得超過總額：

(甲甲) 本公司於通過本文第5.2項決議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事獲本公司股東根據一項獨立之普通決議案授權)本公司於本決議案獲通過後所購回之本公司股本面值總額(以本公司通過本決議案之日已發行股本面值總額百分之十為限)，

而上文所獲賦予之授權亦須受此限制；及

(丁) 就本文第5.2項決議案而言：

「有關期間」指本決議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司細則及1981年百慕達公司條例(不時之修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指董事於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(惟董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3 「**動議**授權董事，就載有本決議案之年會通告內第5.2項決議案(丙)段之(乙乙)分段所述之本公司股本，行使該決議案(甲)段所述之權力。」

承董事會命
公司秘書
陳明德

香港，二零零六年四月二十八日

附註

1. 有權出席將於二零零六年五月二十九日舉行的年會及於會上投票的股東，均可委派一位或多位代表出席會議及以股份數目表決時代為投票。代表毋須為本公司股東。

2. 年會所適用的委任表格隨二零零五年年報於二零零六年四月二十八日寄予股東。此委任表格將上載於香港聯合交易所有限公司網址。委任表格必須填寫及簽署，並於年會(或其任何續會)舉行時間四十八小時前，送達本公司位於香港之主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓(註明公司秘書收)，方為有效。

3. 董事會建議派發末期以股代息股息，每股港幣0.01元(附現金選擇權)。

4. 本公司將於二零零六年五月二十三日至二零零六年五月二十九日(首尾兩天包括在內)，暫停辦理股份過戶登記手續。凡擬收取末期股息者，務請在二零零六年五月二十二日下午四時以前，將所有過戶文件送達香港灣仔皇后大道東183號合和中心17樓1712－1716室本公司之香港股份過戶登記分處香港中央證券登記有限公司辦理股份過戶手續。

5. 有關通告內的第3項議程，根據本公司之公司細則的規定，許淇安先生、羅志聰先生、鍾逸傑爵士及李東海博士須於年會上輪值告退，惟合資格並願意膺選連任。該四位董事的個人資料載於本通函附錄一內。股東擬提名個別人士於年會上參選董事而須向本公司遞交建議之詳情已載於本通函「重選董事」一節內。各退任董事之選舉及重選將由股東投票逐一表決。

6. 釐定向服務公司之董事會、審核委員會及薪酬委員會之董事支付袍金，截至二零零五年十二月三十一日止年度及每一財政年度之有關袍金按下表計算，直至本公司於下年度或日後之股東大會另有決定。上述袍金由有關董事委員會各自的首次會議日期開始生效，或適用於按有關年度由出任日期至離任之日數按比例計算：

	截至二零零五年十二月三十一日止年度（及每一財政年度（除非另有決議））之董事袍金	
	主席	**成員**
	港元	港元
董事會	100,000	80,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

7. 有關通告的第4項議程授權董事釐定核數師酬金，股東必須垂注，核數師酬金須視乎年內的審核及其他工作的範疇和幅度而定，每年不同。因此核數師於二零零六年的審核服務酬金將無法在財政年度開始時決定。為確保能將核數師酬金列作截至二零零六年十二月三十一日止年度的營運開支，股東須於年會上通過授權董事釐定截至二零零六年十二月三十一日止年度的核數師酬金。

8. 有關通告第5.1及5.2項兩個決議案的一般授權，已在二零零五年四月二十八日舉行的二零零五年股東週年大會上以兩項普通決議案通過該等授權予董事。公司並無按此項先前之授權發行股份或購回股份。除非在即將舉行的年會上董事繼續獲得授權，否則此項授權將於年會結束時失效。目前，董事並無即時發行新股的方案。董事認為股東授權董事發行股份及購回股份，符合本公司及股東的最佳利益。載有說明函件之授權之建議載於隨附於本通函附錄二，敬希股東垂注。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

DISCLOSEABLE TRANSACTION
JOINT VENTURE BY WAY OF DISPOSAL OF 50% OF THE SHAREHOLDING IN HUI CHENG REAL ESTATE DEVELOPMENT CO. LTD. GUANGZHOU

The Directors wish to announce that on May 26, 2006, Victory Way and the PRC Party have entered into the Agreement under which the PRC Party will pay approximately RMB320,590,000 (in cash) to subscribe for a 50% interest in Hui Cheng, which will then cease to be a subsidiary of the Company and become a jointly-controlled entity of the Group. Hui Cheng is the registered owner of the PRC Lands, and will become the joint venture vehicle of the Parties for development of the PRC Lands. Victory Way is a 99.999% indirectly-owned subsidiary of the Company, and the PRC Party is a wholly-owned subsidiary of China Vanke.

The Parties have 60 days from May 26, 2006 to conclude, and then execute, the JV Documents failing which, unless the Parties agree to extend such period, the Agreement will expire. The Parties may terminate the JV Documents if BOFTEC does not approve, or requires modification to the JV Documents upon which the Parties *cannot agree. The Company will make further announcement if the Agreement is terminated.*

The joint venture arrangement under the Transaction constitutes a discloseable transaction for the Company under the Listing Rules. The Company will issue a circular *containing further information on the Transaction to its shareholders in accordance with the requirements of Chapter 14 of the Listing Rules.*

1. KEY TERMS OF THE AGREEMENT

Date:	May 26, 2006.
Parties:	(1) Victory Way, and (2) the PRC Party.
The disposal	Subject to the Transaction becoming effective, Victory Way will dispose 50% of its interest in Hui Cheng to the PRC Party, after which Hui Cheng will cease to *be a subsidiary and become a jointly-controlled entity* of the Group. *Victory Way is currently owned as to 99.999% interest* by the Company and the remaining 0.001% interest is held by a director of Victory Way.
Consideration for the disposal	Total consideration payable by the PRC Party for 50% interest in Hui Cheng is approximately RMB320,590,000, which will be paid by the PRC Party by way of capital subscription to increase the registered capital of Hui Cheng. The consideration is arrived at after arm's length negotiations between the Parties and represents the market value of the PRC *Lands of approximately RMB298,280,000, and the* book value of other assets of approximately RMB22,310,000 owned by Hui Cheng. Victory Way has to assume liabilities of Hui Cheng actually incurred prior to the PRC Party becoming a registered shareholder ("pre-disposal liability"). Based on the management accounts of Hui Cheng, as at May 18, 2006, the liabilities of Hui Cheng were negligible. The Company does not anticipate substantial liability to be incurred by Hui Cheng prior to the PRC Party being a registered shareholder.
Conditions for the Transaction to become effective & payment of *the consideration*	The Transaction will become effective when BOFTEC approves the JV Documents. The Parties will negotiate, and conclude, the JV Documents within 60 days from May 26, 2006, whereupon the PRC *Party will pay RMB18,000,000 (in cash) to Hui* Cheng. When BOFTEC approves the JV Documents, the PRC Party will pay the balance of approximately RMB302,590,000 (in cash), which will be applied together with the RMB18,000,000 towards increasing the registered capital of Hui Cheng. China Vanke has guaranteed the due performance by the PRC Party of its obligation to pay the sum of RMB18,000,000 and *approximately RMB302,590,000 in accordance with* the terms of the Agreement. *If the JV Documents are not executed within such 60* days, then unless the Parties extend the time for further negotiation, the Agreement will expire. If BOFTEC does not approve, or requires modification to the terms of the JV Documents that the Parties cannot agree, the Parties may terminate the JV Documents. In such circumstances, Hui Cheng will return the RMB18,000,000 to the PRC Party, and neither party will be liable to the other. The JV Documents may be terminated if the PRC Party has any material breach of the terms of the Agreement and whereupon Victory Way is entitled to forfeit the RMB18,000,000. The JV Documents may also be terminated if Victory Way has any material breach of the terms of the Agreement and whereupon *Victory Way shall repay the PRC Party* RMB36,000,000 (inclusive of the RMB18,000,000 earlier paid). The Company has agreed to ensure Victory Way will repay the PRC Party RMB36,000,000 in such circumstances. The Company will make further announcement if the Agreement is terminated.
Guarantee by the Company	The Company will give a guarantee to the PRC Party with respect to Victory Way's obligation to settle the *pre-disposal* liability. The guarantee is for a period of 2 years from the date the PRC Party becomes the registered shareholder of Hui Cheng.
The joint venture company	Hui Cheng will become a joint venture company owned as to 50% by Victory Way and 50% by the PRC Party upon completion of the Transaction. Each Party will nominate 3 members to the board. The chairman will be appointed amongst the board members and will serve a term of 2 years. Victory Way will nominate the 1st board chairman and the *PRC Party will nominate board chairman for the 2nd* term. Thereafter, board chairman for subsequent term will be elected by unanimous agreement of the board members, failing which the Party who does not nominate the board chairman for the immediately *preceding term will have the right to nominate the* board chairman. The PRC Party nominates the general manager, and Victory Way will nominate the financial controller of the joint venture company. Voting on major decisions of the joint venture company is by majority. The board chairman does not have a 2nd or casting vote in case of equality of votes. Hui Cheng is the sole registered owner of the PRC Lands. The joint venture company is to develop the *PRC Lands* (which are vacant at the moment) in accordance with the development plans, timetable, and budgets to be agreed between the Parties.
Profit	Profit is to be distributed to the Parties in proportion to their respective equity interest in the joint venture company.
Further capital contribution	Further capital contributions require prior agreement in writing of the Parties, and then, they shall be made *in proportion to the Parties' respective equity interest* in the joint venture company. As at the date of this announcement, Victory Way has not agreed to make any further capital contributions to Hui Cheng.

2. USE OF PROCEEDS

Hui Cheng will use the capital subscription proceeds of approximately RMB320,590,000 for the purpose of developing the PRC Lands.

3. FINANCIAL INFORMATION ON HUI CHENG

Based on the most recent management accounts of Hui Cheng, as at May 18, 2006, the total net asset of Hui Cheng, which represents mainly the book value of the PRC Lands and other assets owned by Hui Cheng, is approximately RMB176,261,143 and the liabilities are negligible. Hui Cheng has yet to develop the PRC Lands and has generated *neither turnovers nor profit* for the two financial years ended December 31, 2005. The Transaction will result in a gain of approximately RMB75 million for the Group. Upon completion of the Transaction, the value of Hui Cheng to the Company will be approximately RMB490 million (being the aggregate of RMB320,590,000 and *RMB169,776,705 (after consolidation adjustments on RMB176,261,143)). The* value of Victory Way's 50% interest will be approximately RMB245 million. The gain is the difference between RMB245 million and RMB169,776,705.

4. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Group's core business strategy is to develop and invest in real estates in Mainland China and Hong Kong, either by itself or in the form of joint venture with appropriate partners. The Transaction is consistent with this strategy. The Directors believe the Transaction enhances the business prospect of the Group, given China Vanke's experience and expertise in property development in Mainland China. Having China Vanke as a joint venture partner *not only increases the Group's visibility in the real estate industry in Mainland* China but also enables the Group to diversify risk. The Directors believe that the terms of the Agreement are fair and reasonable, and the Transaction is in the interests of the Company's shareholders as a whole.

5. CIRCULAR

The Transaction constitutes a discloseable transaction for the Company under the Listing Rules. The Company will send a circular containing further information on the Transaction to the shareholders in accordance with the requirements of Chapter 14 of the Listing Rules.

6. INFORMATION ON THE COMPANY

The Company is an investment holding company. Its subsidiaries are mainly engaged in property development and investment in Mainland China, Hong *Kong, and South East Asia.*

7. INFORMATION ON THE PRC PARTY AND CHINA VANKE

The PRC Party is a wholly-owned subsidiary of China Vanke. China Vanke is principally engaged in property development in Mainland China and it also provides property management services. The shares of China Vanke are listed on the Shenzhen Stock Exchange, Mainland China.

To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), *the PRC Party* and China Vanke are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

8. DIRECTORS OF THE COMPANY

At the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung, and Ms. Paddy Tang Lui Wai Yu, and the *non-executive directors are Mr. Michael Leung Man Kin and Dr.* Philip Wong Kin Hang, and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

9. DEFINITIONS

In this announcement, unless otherwise states, the following expressions means:

"Agreement"	the agreement in Chinese (协议书) dated May 26, 2006 and made between Victory Way and the *PRC* Party in respect of the Transaction.
"BOFTEC"	*the Bureau of Foreign Trade and Economic* Cooperation of Guangzhou Municipality, Mainland China.
"China Vanke"	万科企业股份有限公司 (China Vanke Co., Ltd.), a company incorporated in Mainland China with registered office at Vanke Architecture Research Centre, No 63, Meilin Road, Futian District, Shenzhen, Mainland China.
"Company"	K. Wah International Holdings Limited, an exempted company *incorporated* with limited liability in Bermuda, the shares of which are listed on the main board of the Stock Exchange.
"Group"	the Company and its subsidiaries.
"Directors"	directors of the Company.
"Hui Cheng" or "joint venture company"	广州汇城房地产开发有限公司 (Hui Cheng Real Estate Development Co. Ltd. Guangzhou), a company incorporated in Mainland China and a wholly owned subsidiary of Victory Way before the Transaction.
"Hong Kong"	the Hong Kong Special Administrative Region of Mainland China.
"JV Documents"	collectively, the share transfer and capital increase agreement, the joint venture contract and the new *articles of association in respect of the joint venture* company and the rights and obligations of Victory Way and the PRC Party therein.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange.
"Parties"	Victory Way and the PRC Party, and **"Party"** is any one of them.
"PRC Lands"	collectively, the 3 parcels of land, namely, 地号 121008, 0121030,及 0121031 at Hua Dou District, Guangzhou, Mainland China (内地广州市花都区新华镇新广花路) with a total site area of approximately 956 acres (Mainland China measurement and equivalent to, approximately, 637,346 square meters).
"PRC Party"	广州市万科房地产有限公司, a company incorporated in Mainland China and a wholly-owned subsidiary of China Vanke.
"RMB"	Renminbi, the lawful currency of Mainland China.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Transaction"	collectively, the disposal by Victory Way of 50% of its interest in Hui Cheng, and the setting up of the joint venture between Victory Way and the PRC Party *as envisaged by the JV Documents.*
"Victory Way"	Victory Way Limited, a company incorporated in *Hong Kong with limited liability, which is an indirect* 99.999% non-wholly owned subsidiary of the Company.

By Order of the Board
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, May 26, 2006

For the purpose of this announcement:

(1) certain English translation of Chinese names or words in this announcement are included for information purpose only, and should not be relied upon as the official translation of such Chinese names or words; and

(2) 1 acre (Mainland China measurement) is equivalent to 666.67 square meters.

香港聯合交易所有限公司對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

須予披露的交易
合營企業
及出售廣州匯城房地產開發有限公司50%權益

董事會宣佈於二零零六年五月二十六日宏途與中方訂立協議書，中方將以現金方式約人民幣320,590,000元認購匯城之50%權益。交易完成後，匯城將不再是本集團之附屬公司並成為本集團之共同控制實體。匯城為內地地塊之註冊擁有者，出售權益完成後，匯城將成為訂約雙方之合營企業，全力發展該內地地塊。宏途為一間由本公司間接持有99.999%權益之附屬公司，中方為萬科全資擁有之附屬公司。

訂約雙方於二零零六年五月二十六日起計之六十天內協商及簽訂合營文件，如於限期內未能簽訂合營文件，除非訂約雙方同意延長該協商時間，否則該協議書將失效。如合營文件不獲廣州市對外貿易經濟合作局批准，或訂約雙方無法就廣州市對外貿易經濟合作局對合營文件作出修訂要求達成共識，則訂約雙方均可終止合營文件。如該協議書被終止，本公司將會再作公告。

根據上市規則，該合營安排構成為本公司的須予披露的交易。本公司將會根據上市規則第十四章之規定向其股東寄發一份通函，當中載有該交易事項的詳細資料。

1. **協議書之主要條款**

日期：二零零六年五月二十六日

訂約雙方：
(1) 宏途；及
(2) 中方

出售：當該交易事項生效，宏途將售予中方其於匯城之50%權益。交易完成後，匯城將不再是本集團之附屬公司並成為本集團之共同控制實體。

宏途現由本公司擁有99.999%權益，而餘下之0.001%權益則由宏途之一名董事持有。

出售代價：中方將付出總代價約人民幣320,590,000元以取得匯城之50%權益，中方將以認購權益形式注資以增加匯城之註冊資本。交易代價是訂約雙方基於各自利益談判達成，亦反映該內地地塊之市值約人民幣298,280,000元及匯城所擁有其他資產之賬面值約人民幣22,310,000元。宏途需要承擔中方成為匯城之註冊股東前已實際成立的債務(「出售前債務」)。根據匯城截至二零零六年五月十八日之財務賬目，匯城只有小量債務。在中方正式成為匯城之註冊股東之前，本公司不預期匯城負有任何重大債務。

交易事項生效條件及支付代價方式：該交易事項將於廣州市對外貿易經濟合作局批准合營文件後生效。訂約雙方於二零零六年五月二十六日起計之六十天內協商及簽訂合營文件。屆時中方需以現金方式支付予匯城人民幣18,000,000元。當廣州市對外貿易經濟合作局批准合營文件後，中方需以現金方式支付其餘部份之交易代價約人民幣302,590,000元，連同先前已支付之人民幣18,000,000元，以便匯城增加其註冊資本。萬科對中方履行協議書條款需支付人民幣18,000,000元及約人民幣302,590,000元的約定責任提供擔保。

如在上述六十天內未能簽訂合營文件，除非訂約雙方同意延長協商時間，否則該協議書將失效。如合營文件不獲廣州市對外貿易經濟合作局批准，或訂約雙方無法就廣州市對外貿易經濟合作局對合營文件作出修訂要求達成共識，則訂約雙方均可終止合營文件。在此情況下，匯城需歸還人民幣18,000,000元予中方，而任何一方對其他方不需要負任何責任。

如中方對協議書之條款有任何重大違約，合營文件將會終止，同時宏途有權沒收中方已支付之人民幣18,000,000元。如宏途對協議書之條款有任何重大違約，合營文件將會終止，同時宏途須償還予中方人民幣36,000,000元(包括先前中方支付之人民幣18,000,000元在內)。本公司同意確保宏途在此情況下償還中方人民幣36,000,000元。

如該協議書被終止，本公司將會再作公告。

本公司之擔保：本公司將對宏途負責匯城出售前債務的責任向中方提供擔保。此擔保為期兩年，由中方成為匯城之註冊股東之日起計。

合營企業：於完成交易事項後，匯城將成為一間合營企業，宏途及中方各佔其50%權益。雙方均可各委派三名董事會成員。董事長為董事會其中一位成員，任期為每屆兩年。第一屆董事長由宏途委派，第二屆由中方委派，之後每屆董事長由董事會以一致通過形式的決議選出。若於某屆董事會無法通過該決議，則該屆董事長由上屆董事長所屬的訂約方的另外一方委派。合營企業的總經理由中方委派，財務總監則由宏途委派。合營企業所有重大事項由其董事會以過半數的董事同意通過，董事長於董事投票出現平局時並不擁有額外投票權。匯城為內地地塊之唯一註冊擁有者。該內地地塊現為空置，合營企業將按訂約雙方同意之發展規劃、時間表及預算發展該內地地塊。

溢利：溢利將按訂約雙方於合營企業分別所佔的權益按比例分配。

額外增資：合營企業額外增資需訂約雙方事先以書面形式同意，訂約雙方按其於合營企業分別所佔的權益按比例投入。於本公告日期，宏途並無對增資額一事作出任何承諾。

2. **出售權益所得款項之用途**

匯城將以資本認購所得款項約人民幣320,590,000元用作發展內地地塊。

3. **有關匯城之財務資料**

根據最近期截至二零零六年五月十八日之財務賬目，匯城於該交易前之總淨資產約為人民幣176,261,143元。該淨資產主要為內地地塊之賬面值及宏途其他資產之賬面值。截至二零零五年十二月三十一日止之兩個財政年度，匯城尚未發展該內地地塊，亦未有產生任何營業收益或溢利。該交易事項將會令本集團錄得約人民幣75,000,000元收益。於完成該交易事項，匯城之價值將約為人民幣490,000,000元(即增資額人民幣320,590,000元加上人民幣169,776,705元(由人民幣176,261,143元淨資產，經綜合調整後得出)，而宏途應佔之50%權益將約為人民幣245,000,000元。收益為人民幣245,000,000元及人民幣169,776,705元之差。

4. **交易之原因及裨益**

本集團之核心業務策略為以獨資或與合適夥伴合作發展及投資內地及香港的房地產業務。該交易事項合乎此目的。董事會相信以萬科於內地房地產發展的經驗及專長，該交易事項有助本集團內地房地產業務之發展前境。能與萬科成為合營夥伴不僅增強本集團在內地房地產業的知名度，亦可為本集團分擔風險。董事會相信該協議書之條款屬公平合理，該交易事項符合本公司及股東之整體利益。

5. **通函**

根據上市規則，交易事項構成為本公司的須予披露的交易。本公司將會根據上市規則第十四章之規定向其股東寄發一份通函，當中載有交易事項的詳細資料。

6. **有關本公司之資料**

本公司為一投資控股公司，其附屬公司主要從事內地、香港及東南亞之物業發展及投資。

7. **有關中方及萬科之資料**

中方為萬科全資擁有之附屬公司。萬科主要從事內地物業發展及提供物業管理服務。萬科之股份於內地深圳市股票交易所上市。

就董事會所知(並已作出合理查詢)，中方與萬科均為獨立於本公司及其關連人士(根據上市規則定義)。

8. **本公司董事**

於本公告日期，本公司之執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、鄧志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

9. **釋義**

於本公告內，除非文義另有所指，否則以下詞彙分別具備以下涵義：

「協議書」	指	宏途與中方於二零零六年五月二十六日就該交易事項訂立之中文本協議書。
「廣州市對外貿易經濟合作局」	指	內地廣州市對外貿易經濟合作局
「萬科」	指	萬科企業股份有限公司(China Vanke Co., Ltd.)，一間於內地註冊成立之公司，其註冊地址為內地深圳市福田區梅林路63號萬科建築研究中心
「本公司」	指	K. Wah International Holdings Limited 嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限責任公司，其股份在聯交所主板上市
「本集團」	指	本公司及其附屬公司
「董事會」	指	本公司董事
「匯城」或「合營企業」	指	廣州匯城房地產開發有限公司(Hui Cheng Real Estate Development Co. Ltd. Guangzhou)，一間於內地註冊成立之公司，交易完成前為宏途全資擁有之附屬公司
「香港」	指	內地香港特別行政區
「合營文件」	指	包括股權轉讓及增資協議、合資經營合同等關於宏途與中方於合營企業之權利及責任及合營企業之新公司章程
「上市規則」	指	聯交所證券上市規則
「訂約雙方」	指	宏途及中方，而「訂約方」則指其中一方
「內地地塊」	指	包括三幅地皮，位於內地廣州市花都區新華鎮新度花路(Hua Dou District, Guangzhou, Mainland China)，為地號121008、0121030及0121031，共佔總地盤面積約956畝(內地制，而總數相等於約637,346平方米)之土地
「中方」	指	廣州市萬科房地產有限公司，一間於內地註冊成立之公司及為萬科全資擁有之附屬公司
「人民幣」	指	人民幣，內地法定貨幣
「聯交所」	指	香港聯合交易所有限公司
「交易事項」	指	包括宏途將其於匯城擁有之50%權益出售，及宏途與中方按雙方設定之合營文件以組成合營企業
「宏途」	指	宏途有限公司，一間於香港註冊成立之有限公司，其為本公司間接非全資擁有99.999%之附屬公司

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零六年五月二十六日

就本公告而言：

(1) 內文中若干中文名稱或詞彙的英文翻譯僅供參考之用，不應視作為有關中文名稱或詞彙的正式翻譯；及

(2) 面積比例乃按1畝(內地制)相等於666.67平方米。



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("*AGM*") of the shareholders of K. Wah International Holdings Limited ("*Company*") will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 29th May 2006 at 11:00 a.m. *for the following purposes:*

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2005;
2. To declare a final dividend for the year ended 31st December 2005;
3. To elect directors and fix the directors' remuneration;
4. To re-appoint auditors and authorise the directors to fix their remuneration;
5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "THAT

(a) a general mandate be and is hereby given unconditionally to the directors of the Company ("*Directors*") during the Relevant Period to exercise all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("*Listing Rules*") provided that the aggregate nominal amount of shares so purchased or otherwise acquired pursuant to the approval in this paragraph 5.1 (a) shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said mandate shall be limited accordingly; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting."

5.2 "THAT

(a) subject to paragraph 5.2 (c) below and subject to the consent of the Bermuda Monetary Authority, a general mandate be and is hereby granted unconditionally to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which would require the exercise of such power;

(b) the mandate in paragraph 5.2 (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the mandate in paragraph 5.2 (a) above — otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; or (iii) any share option scheme or similar arrangement for the time being adopted by the Company in accordance with the Listing Rules for the grant or issue of shares or rights to acquire shares of the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company — shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution 5.2; and

(bb) *(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share* capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution 5.2:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to shareholders on the Company's registers on a fixed record date in proportion to their then shareholdings (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any *recognised regulatory body or any stock exchange in, any territory outside Hong Kong).*"

5.3 "THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5.2 in the notice of the AGM of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 28th April 2006

Notes

1. Shareholder entitled to attend and vote at the AGM to be held on 29th May 2006 is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy needs not be a shareholder of the Company.
2. Proxy form for use at the AGM is sent to the shareholders together with the 2005 Annual Report on 28th April 2006. The proxy form will be published on the website of The Stock Exchange of Hong Kong Limited. To be valid, proxy forms must be completed, signed and deposited at the principal place of business of the Company in Hong Kong at 29/F., K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary) not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof.
3. The Board has recommended a final scrip dividend (with a cash option) of HK$0.01 per share.
4. The registers of members will be closed from 23rd May 2006 to 29th May 2006 — both days inclusive — during which period no share transfer will be effected. To rank for the final dividend, all share transfers shall be lodged with the Company's Branch Share Registrars in Hong Kong — Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong — not later than 4:00 p.m. on 22nd May 2006.
5. On agenda item 3 of this Notice, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung, Sir David Akers-Jones and Dr. Leo Lee Tung Hai will retire at the AGM by rotation in accordance with the Bye-laws of the Company and they, being eligible, offer themselves for re-election as such by the shareholders of the Company. Biographical details of these four Directors are set out in Appendix I to the circular of the Company dated 28th April 2006 ("*Circular*"). Details of submitting the proposal by a shareholder for nomination of a person for election as a Director at the AGM are set out under the section headed "Re-election of Directors" in the Circular. Shareholders will vote on the re-election of these retiring Directors individually.
6. The remuneration payable to Directors who serves on the Board, the Audit Committee and the Remuneration Committee for financial year ended 31st December 2005, and for each financial year afterwards until the Company in next or subsequent general meeting otherwise determines will be at the levels as shown in this table. Such remuneration to Directors is to take effect from the date of their respective first meeting in the relevant financial year and if necessary, be apportioned pro rata to the number of days lapsed since the relevant appointment to the year-end in question:

	Fee for Director acting as such for year ended 31st December 2005 (and for subsequent financial years until otherwise determined)	
	Chairman *HK$*	Member *HK$*
The Board	100,000	80,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

7. On agenda item 4 of this Notice regarding the authorisation for the Board to fix auditors' remuneration, shareholders should note that, in practice, auditors' remuneration for 2006 cannot be fixed at the beginning of 2006 because such remuneration varies by reference to the scope and extent of audit work and other work which the auditors are being called upon to undertake in any given year. In order to be able to charge the amount of auditors' remuneration as operating expenses for year ending 31st December 2006, shareholders' approval to delegate the authority to the Board to fix the auditors' remuneration for financial year 2006 is required, and is hereby sought, at the AGM.
8. In relation to the two general mandates referred to in Resolutions 5.1 and 5.2, two Ordinary Resolutions granting mandates to Directors to the same effect were passed at the 2005 Annual General Meeting of the Company held on 26th April 2005. No share has since been issued, or repurchased, pursuant to those previous mandates, both of which will lapse at the conclusion of the forthcoming AGM, unless that they are renewed. While, at present, the Directors do not have any present intention to issue any new shares or repurchase any existing shares, they believe that it is in the best interest of the Company and the shareholders to have a general authority from shareholders to enable them to issue and repurchase shares. Shareholders' attention is also drawn to the explanatory statement on the proposed repurchase mandate in Appendix II to the Circular.

As at the date of this announcement, the Executive Directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan *Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.*

香港經濟日報　　2006年4月28日　星期五



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

股東週年大會通告

茲訂於二零零六年五月二十九日星期一上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零六年嘉華國際集團有限公司（「本公司」）股東週年大會（「年會」），商議下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之財務報表及董事會與核數師報告書；
2. 宣派截至二零零五年十二月三十一日止年度之末期股息；
3. 選舉董事，及釐定董事袍金；
4. 重聘核數師，並授權董事會釐定其酬金；
5. 作為特別事項考慮下列決議案，如認為適當，即通過為普通決議案：

5.1 「動議：

（甲） 無條件授權本公司董事（「董事」）根據一切適用的法例和香港聯合交易所有限公司證券上市規則（「上市規則」）的規定，於有關期間內行使本公司所有權力以購買或以其他方式收購本公司之股份，但就本文第5.1（甲）段之批准所購買或以其他方式收購股份的面值總額，不得超過本公司於通過本決議案之日已發行股本面值總額之百分之十，因此上述之授權須受此規限；及

（乙） 就本決議案而言：

「有關期間」指本決議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司細則及1981年百慕達公司條例（不時之修訂）規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

5.2 「動議：

（甲） 在下文第5.2（丙）段之限制下，及根據百慕達金融管理局之批准下，無條件授權董事在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使該等權力的售股建議、協議、購股權證或認股權；

（乙） 上文第5.2（甲）段之授權即授權董事在有關期間內作出或授予需於有關期間以後行使該等權力之售股建議、協議、購股權證及認股權；

（丙） 董事依據上文第5.2（甲）段授權配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額（但(i)配售新股；或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；或(iii)當時被本公司根據上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何股份認股權計劃或類似之安排；或(iv)遵照本公司之公司細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外）— 不得超過總額：

（甲甲） 本公司於通過本文第5.2項決議案之日已發行股本面值總額百分之二十；另加

（乙乙） （倘董事獲本公司股東根據一項獨立之普通決議案授權）本公司於本決議案獲通過後所購回之本公司股本面值總額（以本公司通過本決議案之日已發行股本面值總額百分之十為限），

而上文所授賦予之授權亦須受此限制；及

（丁） 就本文第5.2項決議案而言：

「有關期間」指本決議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司細則及1981年百慕達公司條例（不時之修訂）規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指董事於訂定之期間向股東名冊內於指定記錄日期所載記之股份持有人按其當時持股比例配售新股之建議（惟董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排）。」

5.3 「動議授權董事，就載有本決議案之年會通告內第5.2項決議案（丙）段之（乙乙）分段所述之本公司股本，行使該決議案（甲）段所述之權力。」

承董事會命
公司秘書
陳明德

香港，二零零六年四月二十八日

附註

1. 有權出席將於二零零六年五月二十九日舉行的年會及於會上投票的股東，均可委派一位或多位代表出席會議及以股份數目表決時代為投票。代表毋須為本公司股東。
2. 年會所適用的委任代表表格已連同二零零五年年報於二零零六年四月二十八日寄予股東，此委任表格將上載於香港聯合交易所有限公司網址。委任表格必須填寫及簽署，並於年會（或其任何續會）舉行時間四十八小時前，送達本公司位於香港之主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓（註明公司秘書收），方為有效。
3. 董事會建議派發末期以股代息股息，每股港幣0.01元（附現金選擇權）。
4. 本公司將於二零零六年五月二十三日至二零零六年五月二十九日（首尾兩天包括在內），暫停辦理股份過戶登記手續。凡擬收取末期股息者，務請在二零零六年五月二十二日下午四時以前，將所有過戶文件送達香港灣仔皇后大道東183號合和中心17樓1712–1716室本公司之香港股份過戶登記分處香港中央證券登記有限公司辦理股份過戶手續。
5. 有關本通告內的第3項議程，根據本公司之公司細則的規定，許淇安先生、鄧志聰先生、鍾逸傑爵士及李東海博士須於年會上輪值告退，惟合資格並願意膺選連任。該四位董事的個人資料載於日期為二零零六年四月二十八日之本公司通函（「通函」）附錄一內。股東提名個別人士於年會上參選董事而須向本公司遞交建議之詳情已載於通函「重選董事」一節內。各退任董事之重選將由股東投票逐一表決。
6. 應向服務本公司之董事會、審核委員會及薪酬委員會之董事支付袍金，截至二零零五年十二月三十一日止年度及每一財政年度之有關袍金按下表計算，直至本公司於下年度或日後之股東大會另有決定。上述袍金由有關董事委員會各自的首次會議日期開始生效，或適用於擔任有關年度中出任日期至離任之日數按比例計算：

	截至二零零五年十二月三十一日止年度（及每一財政年度（除非另有決議））之董事袍金	
	主席 港元	成員 港元
董事會	100,000	80,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

7. 有關本通告的第4項議程授權董事會釐定核數師酬金，股東必須承任，核數師酬金須視乎年內的審核及其他工作的範疇和幅度而定，逐年不同。因此核數師於二零零六年的審核服務酬金將無法在財政年度開始時決定。為確保能將核數師酬金列作截至二零零六年十二月三十一日止年度的營運開支，股東須於年會上通過授權董事會釐定截至二零零六年十二月三十一日止年度的核數師酬金。
8. 有關第5.1及5.2項的有關決議案的一般授權，已在二零零五年四月二十八日舉行的二零零五年股東週年大會上以所須普通決議案通過授予董事。公司並無按此項先前之授權發行股份或購回股份。除非在即將舉行的年會上重新通過續期授權，否則此項授權將於年會結束時失效。目前，董事並無即時發行新股的方案。董事認為敦促股東授權董事發行股份及購回股份，符合本公司及股東的最佳利益。載有說明函件之授權之建議載於通函附錄二，敬請股東垂注。

於本公佈日期，執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、鄧志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2005

ANNUAL RESULTS

The Board of Directors of K. Wah International Holdings Limited ("Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries ("Group") for the year ended 31st December 2005 as follows:

Turnover of the Group for the year ended 31st December 2005 was HK$289,307,000, representing a decrease of HK$128,950,000 over the previous year. The profit attributable to shareholders for the year ended 31st December 2005 amounted to HK$3,644,048,000, representing an increase of HK$3,402,834,000 over the previous year.

FINAL DIVIDEND

The Board of Directors has resolved to recommend at the forthcoming Annual General Meeting to be held on 29th May 2006 a final scrip dividend with a cash option for the year ended 31st December 2005 of HK$0.01 per share, totaling HK$23,972,000, payable on 7th July 2006 to the shareholders whose names appear on the registers of members of the Company at the close of business on 29th May 2006 (2004: a final cash dividend of HK$0.04 per share totaling HK$89,859,000).

Payment of the scrip dividend is conditional upon the passing of an ordinary resolution at the forthcoming Annual General Meeting and The Stock Exchange of Hong Kong Limited ("Exchange") granting the listing of and permission to deal in the new shares to be issued as the scrip dividend. It is expected that the share certificates in respect of such shares and dividend warrants will be posted to those entitled on 7th July 2006. A circular containing details of the proposed scrip dividend will be sent to shareholders of the Company in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31st December 2005

	Note	2005 *HK$'000*	Restated 2004 *HK$'000*
Continuing operations			
Turnover	4	289,307	418,257
Cost of sales		(158,146)	(289,775)
Gross profit		131,161	128,482
Other revenues	4	5,298	9,526
Other operating income		54,246	32,452
Administrative expenses		(91,902)	(85,851)
Other operating expenses		(65,241)	(18,701)
Operating profit	6	33,562	65,908
Change in fair value of investment properties		348,679	(8,995)
Finance costs	7	(36,689)	(10,140)
Share of profits less losses of Jointly controlled entities		47,697	184,380
Profit before taxation		393,249	231,153
Taxation (charge)/credit	8	(142,869)	1,461
Profit from continuing operations		250,380	232,614
Discontinued operations			
Profit from discontinued operations	5	3,553,418	29,757
Profit for the year		3,803,798	262,371
Attributable to:			
Shareholders of the Company		3,644,048	241,214
Minority interests		159,750	21,157
		3,803,798	262,371
Dividends			
Interim paid		23,771	40,195
Proposed final		23,972	89,859
		47,743	130,054
Special interim in specie		1,229,143	—
	10	1,276,886	130,054
		HK cents	*HK cents*
Earnings per share from continuing operations	9		
Basic		4.10	11.50
Diluted		4.06	9.68
Earnings per share from discontinued operations	9		
Basic		153.58	0.59
Diluted		152.32	0.52
Dividend per share	10		
Interim		1.0	2.0
Proposed final			

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 21, 23, 24, 27, 28, 31, 33 and HKAS-Ints 12, 15 and 21 does not have any material effect on the accounting policies of the Group. The major changes in the accounting policies are summarised as follows:

(1) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepayments of lease premiums from property, plant and equipment and development properties to leasehold land and land use rights. The up-front prepayments made for leasehold land and land use rights are expensed in the profit and loss statement on a straight-line basis over the period of the lease unless the property is under development or when there is impairment, in which case the impairment is expensed in the profit and loss statement.

In previous years, leasehold land classified under property, plant and equipment was accounted for at fair value or cost less accumulated depreciation and impairment, whereas development properties were stated at cost, including land and construction costs, less provisions for foreseeable losses.

(2) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss (including other investments) and available-for-sale financial assets. It has also resulted in a change in the recognition and measurement of loans and receivables, borrowings and hedging activities. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost using the effective interest method. The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond while the equity component is recognised in the capital reserve when the bonds are derecognised, either converted, redeemed or lapsed.

In previous years, the Group classified its investments, other than subsidiaries, associated companies and jointly controlled entities, as long-term investments and short-term investments. Securities intended to be held for an identified long-term purpose or for strategic reasons are included in the balance sheet under non-current assets and are carried at cost less provision for impairment. The carrying amounts of individual investments are reviewed at each balance sheet date to assess for impairment. Securities which are acquired principally for the purpose of generating a profit from short-term fluctuation in prices are included in the balance sheet under current assets and are carried at fair value. In addition, long-term borrowings and convertible bonds were included under long term liabilities at face value. Expenses incurred in connection with the issuance of convertible bonds were deferred and amortised on a straight line basis over the relevant tenure of the finance.

HKAS 39 does not permit the Group to recognise, derecognise or measure financial assets and liabilities in accordance with this standard on a retrospective basis. The comparative amounts as at 31st December 2004 have therefore not been restated.

(3) The adoption of revised HKAS 40 has resulted in a change in the accounting policy by which the changes in fair values of investment properties are recognised in the profit and loss statement.

In previous years, a deficit in valuation was charged to the profit and loss statement; an increase was first credited to the profit and loss statement to the extent of any valuation deficit previously charged and thereafter was credited to the investment properties revaluation reserve. As at 31st December 2004, the valuation of investment properties was less than their original cost and the revaluation deficits had already been charged to the profit and loss statement in previous years and there was no investment properties revaluation reserve. Consequently, no prior period adjustment is required.

(4) The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities, and contingent liabilities over the cost of the business combination is recognised immediately in the profit and loss statement.

In previous years, goodwill arising on acquisitions was included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is now reviewed annually and provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of the non-monetary assets acquired. As a result of this change, the Group has adopted the transitional provision to write off negative goodwill against the opening revenue reserve as at 1st January 2005 whereas the comparative amounts as at 31st December 2004 have not been restated.

(5) The adoption of HKAS 16, HKAS 37 and HKFRS-Int 1 has resulted in a change in the accounting policy for provision for environmental restoration and its related asset. Any changes in the measurement of provision for environmental restoration are added to or deducted from its related asset. The periodic unwinding of the discounts of the provision is recognised in the profit and loss statement as finance cost as it occurs.

In previous years, cost of the asset related to the provision for environmental restoration was not adjusted by the changes in the provision.

(6) The adoption of HK-Int 3 has resulted in a change in the accounting policy by which sales of properties are recognised when the risk and rewards of the property have been passed to the purchasers.

In previous years, sales of properties under construction were recognised over the course of development based on the proportion of the construction work completed or, if lower, the proportion of sales proceeds received and receivable at the balance sheet date. The Group has elected to adopt the transitional provision and change the recognition policy in relation to sales of properties occurring on or after 1st January 2005.

(7) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. The fair value of the employee services received in exchange for the grant of share options is recognised as an expense in the profit and loss statement.

In previous years, the grant of share options to employees was not recognised as an expense in the profit and loss statement. The Group has applied the transitional provision. As all the outstanding share options at 31st December 2004 had vested on or before 1st January 2005, a prior year adjustment is not required.

(8) The adoption of HKFRS 5 has resulted in a change in the accounting policy for the recognition of a discontinued operation. HKFRS 5 has defined the timing of the classification of an operation as "discontinued" to be the date when the operation meets the criteria as "held for sale" or has already been disposed of.

Following the deemed disposal of GEG and the distribution in specie of GEG shares as more fully described in note 5 below, GEG was no longer a subsidiary or an associated company of the Group and therefore its operations have been disclosed as discontinued operations.

The application of HKFRS 5 does not impact on the financial statements for the previous year other than a change in the presentation of the results, cash flows and segment reporting relating to the discontinued operations. The Group adopted HKFRS 5 from 1st January 2005 prospectively and the effects are summarised in note 5.

All changes in accounting policies have been made in accordance with the transition provisions in the respective standards, which require retrospective application other than HKAS 39, HKFRS 2, HKFRS 3, HKFRS 5 and HK-Int 3. As a result, the 2004 comparative figures have also been restated or amended in accordance with the relevant requirements. The effects of all the changes in accounting policies are summarised in notes (a) and (b) below.

(a) The following tables set out the adjustments of the relevant headings in the consolidated profit and loss statement and the consolidated balance sheet for the financial year ended 31st December 2005 following the adoption of new HKFRSs:

(i) *Consolidated profit and loss statement*

HKAS 1 *HK$'000*	HKAS 17 *HK$'000*	HKAS 32, 39 *HK$'000*	HKFRS 2 *HK$'000*	HKFRS 3 *HK$'000*	Total *HK$'000*

	Note		
Dividend per share	10		
Interim		1.0	2.0
Proposed final		1.0	4.0
Special dividend		51.7	—

CONSOLIDATED BALANCE SHEET
As at 31st December 2005

	Note	2005 HK$'000	Restated 2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		53,974	506,055
Investment properties		2,016,387	326,798
Leasehold land and land use rights		70,502	257,347
Jointly controlled entities		577,261	489,739
Associated companies		—	18,650
Available-for-sale financial assets		2,690,556	152,375
Other non-current assets		8,277	288,572
		5,416,957	2,039,536
Current assets			
Development properties		4,134,038	4,535,461
Inventories		—	93,175
Debtors and prepayments	11	134,545	820,597
Tax recoverable		3,368	4,384
Other investments		39,126	44,547
Cash and bank balances		255,206	781,306
		4,566,283	6,279,470
Total assets		9,983,240	8,319,006
EQUITY			
Share capital		237,792	201,564
Reserves		5,078,878	2,471,190
Shareholders' funds		5,316,670	2,672,754
Minority interests		355,968	723,354
Total equity		5,672,638	3,396,108
LIABILITIES			
Non-current liabilities			
Borrowings		1,567,857	2,773,224
Deferred taxation liabilities		210,264	78,375
Negative goodwill		—	136
Provisions		—	180,873
		1,778,121	3,032,608
Current liabilities			
Creditors and accruals	12	719,237	1,005,969
Current portion of borrowings		1,807,880	844,542
Tax payable		5,364	39,779
		2,532,481	1,890,290
Total liabilities		4,310,602	4,922,898
Total equity and liabilities		9,983,240	8,319,006

NOTES

1. **Basis of preparation**

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") under the historical cost convention as modified by the revaluation of certain properties, available-for-sale financial assets and other investments, which are carried at fair values.

2. **Changes in accounting policies**

In 2005, the Group adopted the following new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS") and Interpretations ("HK-Int", "HKAS-Int" & "HKFRS-Int") (collectively the "new HKFRSs"), which are effective for accounting periods commencing on or after 1st January 2005 and relevant to the operations of the Group:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HK-Int 3	Revenue — Pre-completion Contracts for the Sale of Development Properties
HKAS-Int 12	Consolidation — Special Purpose Entities
HKAS-Int 15	Operating Leases — Incentives
HKAS-Int 21	Income Taxes — Recovery of Revalued Non-Depreciated Assets
HKFRS-Int 1	Changes in Existing Decommissioning, Restoration and Similar Liabilities
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations

	HKAS 1 HK$'000	HKAS 17 HK$'000	HKAS 32, 39 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total HK$'000
Cost of sales		7,281				7,281
Other operating income					18,991	18,991
Administrative expenses		(5,077)	12,616	(2,383)		5,156
Operating profit						31,428
Finance costs			(10,471)			(10,471)
Share of results of jointly controlled entities	(17,459)					(17,459)
Profit before taxation						3,498
Taxation	17,459	587				18,046
Profit for the year	—	2,791	2,145	(2,383)	18,991	21,544
Attributable to:						
Shareholders of the Company	—	2,104	2,145	(2,383)	18,991	20,857
Minority interests	—	687	—	—	—	687
	—	2,791	2,145	(2,383)	18,991	21,544

(ii) *Consolidated balance sheet*

	HKAS 17 HK$'000	HKAS 32, 39 HK$'000	HKAS 40 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total HK$'000
Non-current assets						
Property, plant and equipment	(70,502)		(2,016,387)			(2,086,889)
Investment properties			2,016,387			2,016,387
Leasehold land and land use rights	70,502					70,502
Current assets						
Development properties	(24,185)					(24,185)
Debtors and prepayments		(1,279)				(1,279)
Total assets	(24,185)	(1,279)	—	—	—	(25,464)
Equity						
Share premium		15,870				15,870
Convertible bonds reserve		23,109				23,109
Share option reserve				2,383		2,383
Revenue reserve	(16,446)	(22,281)		(2,383)	18,991	(22,119)
Minority interests	(4,053)					(4,053)
Total equity						15,190
Non-current liabilities						
Borrowings		(22,878)				(22,878)
Deferred taxation liabilities	(3,686)	4,901				1,215
Negative goodwill					(18,991)	(18,991)
Total liabilities						(40,654)
Total equity and liabilities	(24,185)	(1,279)	—	—	—	(25,464)

(b) The following tables set out the adjustments made in accordance with the transitional provisions of the respective new HKFRSs as set out above to each of the relevant headings in the consolidated profit and loss statement and consolidated balance sheet as previously reported in the financial statements for the year ended 31st December 2004.

(i) *Consolidated profit and loss statement*

	As previously reported HK$'000	HKAS 1 HK$'000	HKAS 17 HK$'000	HKAS 16, 37 HKFRS-Int 1 HK$'000	HKFRS 5 HK$'000	Restated HK$'000
Turnover	1,730,538				(1,312,281)	418,257
Cost of sales	(1,548,383)		10,149		1,248,459	(289,775)
Gross profit	182,155					128,482
Other revenues	17,164				(7,638)	9,526
Other operating income	56,281				(23,829)	32,452
Administrative expenses	(136,755)		(3,168)		54,072	(85,851)
Other operating expenses	(41,001)			(110)	22,410	(18,701)
Operating profit	77,844					65,908
Change in fair value of investment properties	(8,892)				(103)	(8,995)
Finance costs	(13,425)				3,285	(10,140)
Share of profits less losses of						
Jointly controlled entities	238,976	(40,730)			(13,866)	184,380
Associated companies	3,371	(810)			(2,561)	—
Profit before taxation	297,874					231,153
Taxation (charge)/credit	(42,434)	41,540	60		2,295	1,461
Profit from continuing operations	255,440					232,614
Profit from discontinued operations	—				29,757	29,757
Minority interests	(21,117)	3,145	(104)	64	18,012	—
Profit for the year	234,323	3,145	6,937	(46)	18,012	262,371
Attributable to:						
Shareholders of the Company	234,323		6,937	(46)		241,214
Minority interests	—	3,145			18,012	21,157
	234,323	3,145	6,937	(46)	18,012	262,371
	HK cents					HK cents
Earnings per share						
Basic	11.70					
Diluted	9.90					
Earnings per share from continuing operations						
Basic						11.50
Diluted						9.68
Earnings per share from discontinued operations						
Basic						0.59
Diluted						0.52

(ii) *Consolidated balance sheet*

	As previously reported HK$'000	HKAS 1 HK$'000	HKAS 17 HK$'000	HKAS 32, 39 HK$'000	HKAS 40 HK$'000	HKAS 16, 37 HKFRS-Int 1 HK$'000	Restated HK$'000
Non-current assets							
Property, plant and equipment	1,115,426		(304,803)		(304,568)		506,055
Investment properties	—				326,798		326,798
Leasehold land and land use right	—		257,347				257,347
Jointly controlled entities	440,476	49,263					489,739
Associated companies	18,650						18,650
Available-for-sale financial assets	—			152,375			152,375
Other non-current assets	304,898			(152,375)		136,049	288,572
	1,879,450						2,039,536
Current assets							
Development properties	4,561,850		(26,389)				4,535,461
Debtors and prepayments	665,360	155,237					820,597
Other current assets	923,412						923,412
	6,150,622						6,279,470
Total assets	8,030,072	204,500	(73,845)	—	22,230	136,049	8,319,006
Equity							
Share capital	201,564						201,564
Other reserves	1,017,733		(57,783)				959,950
Revenue reserve	1,511,938		(9,596)		22,230	(13,332)	1,511,240
Shareholders' funds	2,731,235						2,672,754
Minority interests	1,147,265	(401,957)	(3,366)			(18,568)	723,354
Total equity	3,878,500						3,396,108
Non-current liabilities							
Borrowings	2,675,209	98,015					2,773,224
Deferred taxation liabilities	81,474		(3,100)			1	78,375
Negative goodwill	136						136
Provisions	—					180,873	180,873
	2,756,819						3,032,608
Current liabilities							
Creditors and accruals	510,432	508,442				(12,905)	1,005,969
Borrowings	844,542						844,542
Tax payable	39,779						39,779
	1,394,753						1,890,290
Total liabilities	4,151,572						4,922,898
Total equity and liabilities	8,030,072	204,500	(73,845)	—	22,230	136,049	8,319,006

3. **Segment information**

The Group is principally engaged in property development and investment and trading of plant and machinery. The Group ceased to carry on manufacture, sale and distribution of construction materials following the deemed disposal of GEG (note 5). There are no other significant identifiable separate businesses. In accordance with the Group's internal financial reporting and operating activities, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, inventories, properties, debtors and prepayments and mainly exclude certain investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals and provisions. There are no sales or trading transactions between the business segments.

A summary of the business segments is set out as follows:

Year ended 31st December 2005	Continuing operations Properties HK$000	Trading HK$000	Unallocated HK$000	Total HK$000	Discontinued operations HK$000
Turnover	226,330	62,977	—	289,307	546,158
Other revenues	2,609	8	2,681	5,298	20,142
Operating profit/(loss)	46,433	552	(13,423)	33,562	9,298
Change in fair value of investment properties				348,679	—
Finance costs				(36,689)	(5,998)
Share of profits less losses of					
Jointly controlled entities				47,697	7,945
Associated companies				—	1,492
Profit before taxation				393,249	12,737
Taxation				(142,869)	(280)
Profit for the year				250,380	12,457
Gain on deemed partial disposals					3,611,466
Share of losses					(70,505)
					3,553,418
Capital expenditure	5,607	123	—	5,730	24,465
Depreciation	2,913	83	—	2,996	36,440
Amortisation	35,654	—	—	35,654	19,307
Fair value loss/(gain) of listed investments	—	—	1,204	1,204	(81)

Year ended 31st December 2004	Continuing operations Properties HK$000	Trading HK$000	Unallocated HK$000	Total HK$000	Discontinued operations HK$000
Turnover	[illegible]	[illegible]		[illegible]	[illegible]

The Group ceased to carry on manufacture, sale and distribution of construction materials following the deemed disposal and distribution in specie of the equity interest in GEG.

6. **Operating profit**

	2005 HK$'000	2004 HK$'000
Operating profit is stated after crediting:		
Fair value gain of listed investments	—	16,128
Negative goodwill arising from acquisition of a jointly controlled entity	19,991	—
Net foreign exchange gain	31,914	7,314
and after charging:		
Cost of inventories sold	55,360	53,236
Depreciation	2,996	2,693
Amortisation		
Leasehold land and land use rights	35,654	35,356
Issue cost for convertible bonds	—	2,452
Loss on disposal of unlisted investments	—	7,800
Fair value loss of listed investments	1,204	—

7. **Finance costs**

	2005 HK$'000	2004 HK$'000
Interest expenses		
Bank loans, overdrafts and others	95,493	49,715
Finance cost of convertible bonds	10,759	3,241
Capitalised as cost of properties under development	(69,563)	(42,816)
	36,689	10,140

8. **Taxation charge/(credit)**

	2005 HK$'000	2004 HK$'000
Current taxation		
Hong Kong profits tax	2,867	1,311
Overseas taxation	227	4,179
Deferred taxation	139,775	(6,951)
	142,869	(1,461)

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation of jointly controlled entities for the year ended 31st December 2005 amounting to HK$17,459,000 (2004: HK$39,974,000) was included in the profit and loss statement as share of profits less losses of jointly controlled entities.

9. **Earnings per share**

The calculation of basic and diluted earnings per share for the year is based on the followings:

	Continuing operations 2005 HK$'000	2004 HK$'000	Discontinued operations 2005 HK$'000	2004 HK$'000
Profit attributable to shareholders of the Company	94,638	229,467	3,549,410	11,747
Effect of dilutive potential ordinary shares				
Interest on convertible bonds, net of tax	—	2,675	—	—
Unamortised issue costs for convertible bonds, net of tax	—	(11,464)	—	—
Profit for calculation of diluted earnings per share	94,638	220,678	3,549,410	11,747

	Number of shares 2005	2004
Weighted average number of shares for calculating basic earnings per share	2,311,056,000	1,996,230,000
Effect of dilutive potential ordinary shares		
Convertible bonds	—	265,522,000
Share options	19,123,000	17,563,000
Weighted average number of shares for calculating diluted earnings per share	2,330,179,000	2,279,315,000

The calculation of the diluted earnings per share for 2005 does not take into account of the convertible bonds which are anti-dilutive for the year.

10. **Dividends**

	2005 HK$'000	2004 HK$'000
Interim cash dividend of 1 cent (2004: interim scrip dividend with a cash option of 2 cents) per share	23,771	40,195
Proposed final scrip dividend with a cash option of 1 cent (2004: cash dividend of 4 cents) per share	23,972	89,859
	47,743	130,054
Special interim dividend in specie (2004: Nil)	1,229,143	—
	1,276,886	130,054
The dividends have been partially settled by cash as follows:		
Interim	23,771	33,284
Final	—	89,859
	23,771	123,143

On 14th September 2005, the Board of Directors declared a special interim dividend effected by way of distribution in specie of shares of GEG on the basis of one GEG share for every ten shares of the Company. The dividend in specie was paid on 4th November 2005.

The Board of Directors recommended the payment of a final scrip dividend with a cash option in respect of 2005 of 1 cent (2004: 4 cents) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2006.

Turnover	356,671	61,586	—	418,257	1,312,281
Other revenues	7,034	10	2,482	9,526	7,638
Operating profit	55,843	415	9,650	65,908	29,308
Change in fair value of investment properties				(8,995)	103
Finance costs				(10,140)	(3,285)
Share of profits less losses of					
Jointly controlled entities				184,380	13,866
Associated companies				—	2,561
Profit before taxation				231,153	42,553
Taxation credit/(charge)				1,461	(2,295)
Profit for the year				232,614	40,258
Loss on deemed partial disposal					(10,501)
					29,757
Capital expenditure	2,454	17	—	2,471	73,039
Depreciation	2,591	102	—	2,693	71,143
Amortisation	37,808	—	—	37,808	39,287
Fair value (gain)/loss of listed investments	—	—	(16,128)	(16,128)	933

A summary of the geographical segments is set out as follows:

	Continuing operations		Discontinued operations	
	Turnover HK$'000	Operating profit/(loss) HK$'000	Turnover HK$'000	Operating profit HK$'000
Year ended 31st December 2005				
Hong Kong	129,115	(8,762)	242,417	5,900
Mainland China	88,275	39,755	303,741	3,398
Singapore	8,940	2,017	—	—
Japan	62,977	552	—	—
	289,307	33,562	546,158	9,298
Year ended 31st December 2004				
Hong Kong	271,591	49,026	474,938	8,577
Mainland China	75,890	11,744	837,343	20,731
Singapore	9,190	4,723	—	—
Japan	61,586	415	—	—
	418,257	65,908	1,312,281	29,308

4. Turnover and other revenues

	2005 HK$'000	2004 HK$'000
Turnover		
Sale of properties	126,285	332,135
Rental income	100,045	24,536
Sale of goods	62,977	61,586
	289,307	418,257
Other revenues		
Interest from banks	2,410	1,231
Interest from mortgage loans	1,296	6,488
Dividend from listed investments	1,592	1,807
	5,298	9,526
Total revenues	294,605	427,783

5. Discontinued operations

	2005 HK$'000	2004 HK$'000
Construction materials		
Turnover	546,158	1,312,281
Other revenues	20,142	7,638
Operating profit	9,298	29,308
Change in fair value of investment properties	—	103
Finance costs	(5,998)	(3,285)
Share of profits less losses of		
Jointly controlled entities	7,945	13,866
Associated companies	1,492	2,561
Profit before taxation	12,737	42,553
Taxation	(280)	(2,295)
Profit for the period/year	12,457	40,258
Gain/(loss) on deemed partial disposals	3,611,466	(10,501)
Share of losses	(70,505)	—
Profit from discontinued operations	3,553,418	29,757

As at 31st December 2004, the Group held 65.8% equity interest in the subsidiary, Galaxy Entertainment Group Limited ("GEG", formerly known as K. Wah Construction Materials Limited), which is principally engaged in the manufacture, sale and distribution of construction materials.

On 4th May 2005, GEG issued 146,000,000 new shares at the issue price of HK$8 per share for cash. On 22nd July 2005, GEG completed the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. at an aggregated consideration of HK$18,405 million, which was partially settled by the issue of 1,840,519,798 new shares of GEG. Following the issuance of the new shares by GEG, the equity interest of the Group in GEG was diluted from 65.8% to 25.9% and therefore constituted a deemed disposal by the Group of its equity interest in GEG. As a result, GEG ceased to be a subsidiary of the Group and became an associated company on 22nd July 2005, with its results being accounted for using the equity accounting method.

On 14th September 2005, the Company declared a special interim dividend to be effected by way of distribution in specie of shares of GEG on the basis of one GEG share for every ten shares of the Company. Following the distribution in specie on 4th November 2005, the equity interest in GEG was further reduced to 18.7%. As a result, the Group ceases to exercise significant influence in the management of GEG and the investment in GEG has therefore been reclassified as an available-for-sale financial asset.

11. Debtors and prepayments

	2005 HK$'000	2004 HK$'000
Trade debtors, net of provision	23,756	471,934
Other receivables, net of provision	105,781	130,293
Prepayments	5,008	63,133
Amount due from jointly controlled entities	—	155,237
	134,545	820,597

The Group has established credit policies which follow local industry standards. The average normal credit period ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	2005 HK$'000	2004 HK$'000
Within one month	14,566	135,270
Two to three months	3,137	157,988
Four to six months	987	89,423
Over six months	5,066	89,253
	23,756	471,934

12. Creditors and accruals

	2005 HK$'000	2004 HK$'000
Trade creditors	210,515	300,403
Other creditors	29,944	79,849
Accrued operating expenses	24,833	88,403
Deposits received	176,597	28,872
Amount due to jointly controlled entities	69,007	204,500
Loans from minority shareholders	208,341	303,942
	719,237	1,005,969

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	2005 HK$'000	2004 HK$'000
Within one month	209,998	186,800
Two to three months	517	63,237
Four to six months	—	26,502
Over six months	—	23,864
	210,515	300,403

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF PERFORMANCE

The year of 2005 witnessed the successful acquisition of Galaxy Casino, S.A. (88.1% voting and 97.9% economic interest) ("Acquisition") by GEG. Following the Acquisition, GEG is no longer a subsidiary, and upon the distribution of one GEG share for every ten shares of the Company by way of special interim dividend to the Company's shareholders declared in September 2005, the Group no longer equity accounts for the results and performance of GEG.

Profit attributable to shareholders for the 2005 financial year has increased by HK$3,403 million to HK$3,644 million (an increase of 1,411%), as compared to the re-stated profit of last year. Earnings per share also increased from HK$0.12 for the previous year to HK$1.58 for the year under review. This comes by mainly as a result of the combined effect amounting to HK$3.5 billion due to the operating performance of GEG before it ceased to be accounted for in the Group's results and performance and the deemed profit on GEG's top-up placement of 146 million new shares and its further issuing of 1,840,519,798 new shares for the Acquisition, all at HK$8 per share.

Turnover for the 2005 financial year decreased to HK$289 million, a 31% decrease as compared to the re-stated turnover for the 2004 financial year. During the financial year under review, although turnover of the Group's property development segment decreased as compared to 2004, property rental and profits attributable to leasing activities have increased as a result of which the gross profit for 2005 was higher than that of the previous year.

This is the Group's first financial report under the new Hong Kong Financial Reporting Standards. The changes in accounting policies did not have any material effect on the financial statements under review other than certain presentation changes with the comparative figures being realigned. The changes, however, can affect the Group's future results on, particularly, revenue recognition for development properties.

REVIEW OF OPERATION

Separation of GEG from the Group brings clarity to the business objective, and enables management of the Group and GEG to focus on their respective core competence. Core business of the Group is property development and property investment, principally in Hong Kong and Mainland China. The Group is fully committed to building its brand as a quality developer with excellence in architectural design, functionality, up-market facilities, and customer-oriented after sales services.

(1) Properties in Hong Kong

The 2005 Hong Kong property market was punctuated by interest rate increase. Home prices in Hong Kong consolidated in the 2nd half of 2005. Not many new residential projects by other developers went on pre-sale last year. The Group adjusted sales programs to time market turnaround, and fewer properties were sold in 2005 than previously. Hong Kong office leasing market has also been performing well in 2005. The Group achieved satisfactory occupancy with its investment properties.

(A) *Current development properties in Hong Kong*

(i) *The Great Hill, Tung Lo Wan Hill Road (100% owned)*

The project has a site area of approximately 11,000 square metres and the gross floor area of approximately 24,000 square metres for low-density residential property development. Pre-sale marketing campaign of the project's 114 apartments and 8 detached town houses was launched in March this year and construction of the superstructure is well underway. We expect completion of the development by 2007.

(ii) *Inland Lot 8997, Johnston Road, Wan Chai*

This is a joint development project of the Urban Renewal Authority ("URA") and the Group. The site area is approximately 2,000 square metres and the gross floor area approximately 19,000 square metres. Construction works for the project is in progress. Completion is expected by 2007.

(B) *Other Major Properties in Hong Kong (all 100% owned)*

(i) *Skyline Commercial Centre, Wing Lok Street, Sheung Wan*

The property is a 24-storey commercial building comprising approximately 3,900 square metres of office space and ground floor shops. The property is held for long-term investment purpose. It enjoys almost full occupancy and contributes a steady rental income to the Group.

(ii) *Kingsfield Centre, Shell Street, North Point*

The property comprises approximately 1,900 square metres of office space inside a 26-storey commercial building. The property is held for sale and is currently leased for rental. Occupancy is satisfactory.

(2) **Properties in Mainland China**

The year of 2005 saw Mainland China property market punctuated by austerity measures of the Central Government, and housing price suffered a bumpy ride. The Group adjusted its program for pre-sale of its luxurious residential project in Shanghai, the Shanghai Westwood, to avoid the falling market, and this accounts in part for the decrease in pre-sale of the property development segment for financial year 2005.

(A) ***Current Major Development Properties***
(Total gross floor area of approximately 2,000,000 square metres)

(i) *Shanghai Westwood, No. 701 Guangzhong Road, Da Ning International Community, Shanghai (100% owned)*

The project has a total gross floor area of approximately 380,000 square metres. Modeled on the Los Angeles Westwood in US, the Shanghai Westwood is a luxurious condominium with full amenities. We develop Shanghai Westwood by three development phases. We have started pre-sale of the first phase, with the gross floor area of about 140,000 square metres, in mid-2005. Handover is expected for April 2007. We will commence the development of the other two phases with gross floor area of approximately 140,000 square metres and 100,000 square metres in 2006 and 2007 respectively.

(ii) *Lot A&B No.68 Jianguo Xi Road, Xuhui District, Shanghai (100% owned)*

The project is one of the last sizable pieces of land in the heritage region of Xuhui District. The project is located in Shanghai's traditional up-scale residential area, which is always scarce in land supply. We plan to develop this premium site into a residential landmark in this prestigious area of the city and the project has a total gross floor area of approximately 140,000 square metres. Designed with heavy French savour, this development is set to enhance the heritage of this prestigious location. Demolition work is in progress and construction work will commence in 2006.

(iii) *Phase III, Yanjiazhai, Jingan District, Shanghai (99% owned)*

The project is located in Jingan District Urumqi Road and close to the prosperous Central Business District ("CBD") of Nanjing West Road. We will turn this prime location into a luxurious residential development with a total gross floor area of approximately 100,000 square metres. The site measures 450 metres from East to West. All the units are designed with a south-facing orientation. This also guarantees an unobstructed view overseeing the CBD of Nanjing West Road and the Yan On Highway. Demolition work is in progress and construction work will commence in 2006.

(iv) *Xinhua Zhen, Hua Dou City, Guangzhou (99.99% owned)*

The Group's 2 pieces of land at Xinhua Zhen, Hua Dou City — total permissible buildable floor area of approximately 1,400,000 square metres — are held as land bank for future development purpose. Currently, they are at preliminary planning stage.

(B) ***Investment Property***

Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (35.75% owned)

The Group completed the Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai, in 2005. This flagship investment property is a property joint venture of which the Group holds an effective 35.75% shareholding interest. The Group is the single largest shareholder in this project. The other partners are SVA Electron Co., Ltd. (30%), Tidefull Investment Ltd. (15.4%), Shanghai Xu Fang (Group) Co., Ltd. (15%) and Nissho Iwai Hong Kong Corporation Ltd. (3.85%). The Group is also the project manager for the development.

Located in the inner ring area of Shanghai and in the heart of the thriving downtown Huaihai Road commercial area, the development comprises a high rise Grade A office tower with two ancillary buildings of a total of approximately 72,000 square metres. Soon upon its completion in early 2005, this flagship property has already achieved full occupancy, counting Fortune-500 and household local corporations as its anchor tenants, and a Shanghai grade-A benchmarking rental of approximately US$1 per square metre per day. Good leasing activities at the Shanghai K. Wah Centre contributes to an increase of property rental revenue and profits attributable to leasing activities. The management believes that premium grade office leasing market at Shanghai will continue to perform.

(3) **New Joint Venture Company in Mainland China — Shanghai Baoland Co., Ltd.**

During the year, the Group has invested in an equity joint venture, namely, the Shanghai Baoland Co., Ltd. ("Baoland") by taking an equity interest of 41.5% therein. The other joint venture partners are the Shanghai Baosteel Group (41.5%), Mitsubishi Corporation (15%) and Tokyu Land Corporation (2%). One of the principal assets held by Baoland is a piece of composite land in Yangpu district, Shanghai, with total gross floor area of approximately 300,000 square metres, of which 200,000 square metres are for residential use and 100,000 square metres for commercial use. Baoland started pre-sale of the residential project in later part of 2005. By far, about 160 units of the residential property have been pre-sold.

(4) **Major Properties in Singapore**

San Centre, Chin Swee Road (100% owned)

The property comprises approximately 5,800 square metres of office space inside a 12-storey building with carparks. Approximately 3,700 square metres of the development is held for long-term investment purpose and the remaining area is held for sale. The property has maintained satisfactory occupancy with a stable income contribution to the Group.

(5) **Galaxy Entertainment Group Limited**

Following the Acquisition and the distribution, which saw the Group's interest in GEG came down from 65.8% (pre-Acquisition) to 18.7% (post-distribution), GEG is no longer a subsidiary and has now become a long term investment (classified, accordingly, as an "available-for-sale financial asset" in the financial statements) of the Group. The operating results of GEG after the distribution are not to be included in the consolidated profit and loss statement.

OUTLOOK

Into 2006, the Hong Kong residential market is likely to return to the upward trend. Supply for newly completed flats remains tight, and demand remains strong. General expectation is that interest cycle will peak out in 2006, and market sentiment has improved in the first quarter of 2006. To capture this market opportunity, the Group has already launched pre-sale marketing of The Great Hill (attracting strong purchase interest), and will launch later this year its other luxurious residential projects at Johnston Road. The Group will continue to participate in land sale program of the Hong Kong Government, the tender program of the KCR Corporation, MTR Corporation and URA, and if suitable opportunities arise, make private acquisitions as well, to replenish its Hong Kong land bank.

For Mainland China, the Group is optimistic about the long-term prospect of her property market. To date, the Group has accumulated development rights over two million square metres of land in Shanghai and Guangzhou. Into 2006, the Group will re-launch the Shanghai Westwood when the Shanghai property market conditions become favorable in order to maximize profits. In 2006, the Group will also be pushing ahead with demolition and construction planning for its other two top-of-the-range residential projects at Jianguo Xi Road (Xuhui District) and Yanjiazhai (Jingan District).

Going forward, the Group counts Mainland China's trade conflict with US and Europe and her political tension with Taiwan as uncertainties, as deterioration in trade prospect can dent her economic growth and affect the Group's business prospect there. Any further property market rectification measures by the Central Government can be unpredictable for our business in Mainland China. While in the first quarter of 2006, there have been signs of price recovering in cities like Guangzhou and Beijing, the Group will continue with a prudent and cautious approach on its business strategy in Mainland China commensurate with changing market situation.

REVIEW OF FINANCE

(1) **Financial Position**

Total funds employed at 31st December 2005 was HK$9 billion, an increase of 28% compared with HK$7 billion at 31st December 2004.

Number of the issued shares of the Company increased as a result of conversion of convertible bonds and exercise of share options during the year. The dilution effect, however, was offset by the profit earned for the year.

(2) **Group Liquidity, Financial Resources and Gearing Ratio**

The liquidity position of the Group was maintained at a satisfactory level during the year. Cash and bank balances at 31st December 2005 amounted to HK$255 million.

The total long-term bank borrowings at 31st December 2005 amounted to HK$2,492 million as compared to HK$2,619 million at 31st December 2004. Out of the total long-term bank borrowings, over 55% of these borrowings matures over a period of one year and above.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a healthy level of 31% at the year ended 31st December 2005 as compared to 36% for last year.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a healthy level of 31% at the year ended 31st December 2005 as compared to 36% for last year.

In addition to the aggregate cash balances, the total un-drawn banking facilities of the Group at 31st December 2005 amounted to over HK$1.6 billion.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitments and operational requirements.

As at 30th March 2006, the total face value of remaining outstanding convertible bonds (due 2009) was HK$68 million representing 7.9% of the total face value of the same.

(3) **Treasury Policies**

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollars. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. The Group has not engaged in the use of derivative products.

(4) **Charges on Group Assets**

As of 31st December 2005, investment properties and land and buildings with carrying values of HK$2,016,387,000 (2004: HK$261,298,000) and HK$111,586,000 (2004: HK$287,050,000) respectively were pledged to banks to secure the Group's borrowing facilities.

(5) **Contingent Liabilities**

The Company has executed guarantees in favor of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,571,683,000 (2004: HK$3,844,074,000) of which HK$2,078,682,000 (2004: HK$1,903,793,000) have been utilized.

The Company has executed guarantees in respect of the convertible bonds issued by a subsidiary amounting to HK$104,000,000 (2004: HK$864,260,000).

The Company has executed a guarantee in favor of the HKSAR Government in respect of the performance by an investee's obligation under a contract with the HKSAR Government.

EMPLOYEES AND REMUNERATION POLICY

At 31st December 2005, the Group, excluding associated companies and jointly controlled entities, employs 283 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$147 million for 2005.

The Group recruits and promotes individuals based on merits and development potential, and ensures remuneration packages are competitive enough to retain talents. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long-term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market level and the Group emphasises very much on training and development opportunities.

CORPORATE GOVERNANCE

Throughout the year under review, the Company has complied with the Code on Corporate Governance Practices ("Code provisions") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Exchange ("Listing Rules"), except (i) Code provisions A.4.2 and (ii) E.1.2. The Board considers that the spirit of Code provision A.4.2 has been upheld, given that other Directors do retire by rotation every 3 years as a matter of actual practice and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation since their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company. The Chairman did not attend the Annual General Meeting of the Company on 28th April 2005 as he had other engagement.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors as set out in Appendix 10 of the Listing Rules ("Model Code"), and has established written guidelines for dealings in securities of the Company by employees on terms no less exacting than those required by Appendix 10 pursuant to Code provision A.5.4. Having made specific enquiries with all its Directors, the Company confirms that during the year all its Directors have complied with the required standards as set out in the Model Code.

REMUNERATION COMMITTEE

The Company has set up a Remuneration Committee on 20th December 2005 with written terms of reference in accordance with the requirements of Code provisions B.1.1 to B.1.5. The Remuneration Committee comprises three members with Mr. Eddie Hui Ki On (Executive Director) as chairman, and Dr. Charles Cheung Wai Bun and Mr. Robert George Nield (both Independent Non-executive Directors) as members.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the Company's 2005 annual results. The figures in this preliminary announcement of the results of the Group for the year ended 31st December 2005 have been agreed by the Company's auditors — PricewaterhouseCoopers — to the amounts set out in the Group's consolidated financial statements for the year. PricewaterhouseCoopers's works, in this respect, did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares and any of its convertible bonds during the year ended 31st December 2005. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or convertible bonds during the year ended 31st December 2005.

DIVIDENDS

The Directors have recommended the payment of a final scrip dividend with a cash option of HK$0.01 (2004: a final cash dividend of HK$0.04) per share. Together with the interim cash dividend of HK$0.01 (2004: an interim scrip dividend with a cash option of HK$0.02) per share and the special interim dividend by way of distribution of one GEG share for every ten shares of the Company, which is equivalent to, approximately, HK$0.52 (2004: Nil) per share, the total dividends per share for the year is HK$0.54 (2004: HK$0.06).

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 23rd May 2006 to 29th May 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 22nd May 2006.

PUBLICATION OF FURTHER INFORMATION

This announcement will be published on the respective websites of the Company and the Exchange. The Company's Auditors, PricewaterhouseCoopers, have audited the Group's annual consolidated financial statements and their report will be included in the Annual Report to shareholders of the Company.

The Annual Report for the year ended 31st December 2005 containing all the applicable information required by the Listing Rules will be dispatched to shareholders of the Company and published on the respective websites of the Company and the Exchange in due course.

DIRECTORS

As at the date of this announcement, the Executive Directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board
Chan Ming Tak Ricky
Company Secretary

Hong Kong, 30th March 2006

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwih.com

* *for identification only*



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：173)

截至二零零五年十二月三十一日止年度之 業績公佈

業績

K. Wah International Holdings Limited 嘉華國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零五年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零五年十二月三十一日止年度之營業額為港幣289,307,000元，較去年減少港幣128,950,000元。本集團截至二零零五年十二月三十一日止年度之股東應佔溢利為港幣3,644,048,000元，較去年增加港幣3,402,834,000元。

末期股息

董事會議決於二零零六年五月二十九日召開之股東週年大會上，建議於二零零六年七月七日向名列於二零零六年五月二十九日本公司股東名冊內之股東派發截至二零零五年十二月三十一日止年度以股代息之末期股息，每股港幣0.01元，合共港幣23,972,000元，惟股東可選擇收取現金以代替股份股息。(二零零四年：現金末期股息，每股港幣0.04元，合共港幣89,859,000元。)

派發股份股息，須待於即將召開之股東週年大會上獲普通決議案通過及香港聯合交易所有限公司(「聯交所」)批准將予發行作為股息之股份上市及掛牌買賣，方可作實。預期有關該等股份之股票及股息單將於二零零六年七月七日郵寄予本公司股東。一份載有建議之以股代息詳情之通函將寄予本公司之股東。

綜合損益表
截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
持續經營業務			
營業額	4	289,307	418,257
銷售成本		(158,146)	(289,775)
毛利		131,161	128,482
其他收益	4	5,298	9,526
其他營運收入		54,246	32,452
行政費用		(91,902)	(85,851)
其他營運費用		(65,241)	(18,701)
經營溢利	6	33,562	65,908
投資物業之公平值變動		348,679	(8,995)
財務費用	7	(36,689)	(10,140)
應佔溢利減虧損 共同控制實體		47,697	184,380
除稅前溢利		393,249	231,153
稅項(支出)／抵免	8	(142,869)	1,461
持續經營業務之溢利		250,380	232,614
已終止經營業務			
來自已終止經營業務之溢利	5	3,553,418	29,757
本年度溢利		3,803,798	262,371
應佔：			
本公司股東		3,644,048	241,214
少數股東權益		159,750	21,157
		3,803,798	262,371
股息			
中期		23,771	40,195
建議末期		23,972	89,859
		47,743	130,054
特別中期以實物分派		1,229,143	—
	10	1,276,886	130,054
		港仙	港仙
持續經營業務之每股盈利	9		
基本		4.10	11.50
攤薄		4.06	9.68
已終止經營業務之每股盈利	9		
基本		153.58	0.59
攤薄		152.32	0.52
每股股息	10		
中期		1.0	2.0
建議末期		1.0	4.0
特別股息		51.7	—

綜合資產負債表
二零零五年十二月三十一日

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元

(6) 採納會計實務準則－詮釋3導致會計政策改變，物業銷售於物業之風險及回報轉至買家名下才確認收入。

在以往年度，在建物業之銷售按物業發展期間工程完成比例或已收和應收銷售款比例，兩者中較低者確認收入。本集團已選擇採納過渡安排，改變二零零五年一月一日或以後有關物業銷售之收入確認政策。

(7) 採納財務準則2導致對以股份支付之款項的會計政策有所變動。就取得僱員服務而授出認股權之公平值確認為開支並於損益表入賬。

於以往年度，向僱員授出之認股權並無於損益表內確認為開支。本集團已採用過渡安排，由於所有認股權於二零零五年一月一日或以前已生效，因此無需作出前年度調整。

(8) 採納財務準則5導致關於確認為已終止經營業務之會計政策出現變動。財務準則5闡明當一經營業務，符合分類為「持作出售」之條件或已出售時，該業務乃分類為已終止。

隨著被視為出售銀河娛樂及派發以銀河娛樂股份代息之特別中期股息後，銀河娛樂不再是集團的附屬公司或聯營公司，其業務則列為已終止經營業務。詳情見附註5。

財務準則5之應用並不影響以往年度之財務報告，惟已終止經營業務之業績、現金流量及分部資料之呈列有所變動除外。本集團由2005年1月1日起採納財務準則5，有關變動載列於附註5。

會計政策已根據有關會計準則之過渡安排而被追溯性基準修訂，惟有關會計準則39、財務準則2、3及5和會計實務準則－詮釋3之會計政策除外。因此，2004年之比較數字已就會計政策之變動而重列或修訂。有關變動概括於以下(a)及(b)。

(a) 採納新香港財務報告準則對截至二零零五年十二月三十一日綜合損益表及綜合資產負債表之變動詳列如下：

(i) 綜合損益表

	會計準則1 港幣千元	會計準則17 港幣千元	會計準則32,39 港幣千元	財務準則2 港幣千元	財務準則3 港幣千元	總額 港幣千元
銷售成本		7,281				7,281
其他營運收入					18,991	18,991
行政費用		(5,077)	12,616	(2,383)		5,156
經營溢利						31,428
財務費用			(10,471)			(10,471)
應佔共同控制實體業績	(17,459)					(17,459)
除稅前溢利						3,498
稅項	17,459	587				18,046
本年度溢利	—	2,791	2,145	(2,383)	18,991	21,544
應佔：						
本公司股東		2,104	2,145	(2,383)	18,991	20,857
少數股東權益		687				687
	—	2,791	2,145	(2,383)	18,991	21,544

(ii) 綜合資產負債表

	會計準則17 港幣千元	會計準則32,39 港幣千元	會計準則40 港幣千元	財務準則2 港幣千元	財務準則3 港幣千元	總額 港幣千元
非流動資產						
物業、機器及設備	(70,502)		(2,016,387)			(2,086,889)
投資物業			2,016,387			2,016,387
租賃土地及土地使用權	70,502					70,502
流動資產						
發展物業	(24,185)	—				(24,185)
應收賬款及預付款		(1,279)				(1,279)
總資產	(24,185)	(1,279)	—	—	—	(25,464)
權益						
股份溢價		15,870				15,870
可換股債券儲備		23,109				23,109
認股權儲備				2,383		2,383
盈餘儲備	(16,446)	(22,281)		(2,383)	18,991	(22,119)
少數股東權益	(4,053)					(4,053)
總權益						15,190
非流動負債						
借貸		(22,878)				(22,878)
遞延稅項負債	(3,686)	4,901				1,215
負商譽					(18,991)	(18,991)
負債總額						(40,654)
總權益及負債	(24,185)	(1,279)	—	—	—	(25,464)

(b) 採納新香港財務報告準則過渡安排對截至二零零四年十二月三十一日綜合損益表及綜合資產負債表之變動詳列如下：

(i) 綜合損益表

	按以往呈報 港幣千元	會計準則1 港幣千元	會計準則17 港幣千元	會計準則16,37 財務準則－詮釋1 港幣千元	財務準則5 港幣千元	重列 港幣千元
營業額	1,730,538				(1,312,281)	418,257
銷售成本	(1,548,383)		10,149		1,248,459	(289,775)
毛利	182,155					128,482
其他收益	17,164				(7,638)	9,526
其他營運收入	56,281				(23,829)	32,452
行政費用	(136,755)		(3,168)		54,072	(85,851)
其他營運費用	(41,001)			(110)	22,410	(18,701)
經營溢利	77,844					65,908
投資物業之公平值變動	(8,892)				(103)	(8,995)
財務費用	(13,425)				3,285	(10,140)
應佔溢利減虧損						
共同控制實體	238,976	(40,730)			(13,866)	184,380
聯營公司	3,371	(810)			(2,561)	—

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
資產			
非流動資產			
物業、機器及設備		53,974	506,055
投資物業		2,016,387	326,798
租賃土地及土地使用權		70,502	257,347
共同控制實體		577,261	489,739
聯營公司		—	18,650
可供出售之財務資產		2,690,556	152,375
其他非流動資產		8,277	288,572
		5,416,957	2,039,536
流動資產			
發展物業		4,134,038	4,535,461
存貨		—	93,175
應收賬款及預付款	11	134,545	820,597
可收回稅項		3,368	4,384
其他投資		39,126	44,547
現金及銀行結餘		255,206	781,306
		4,566,283	6,279,470
總資產		9,983,240	8,319,006
權益			
股本		237,792	201,564
儲備		5,078,878	2,471,190
股東權益		5,316,670	2,672,754
少數股東權益		355,968	723,354
總權益		5,672,638	3,396,108
負債			
非流動負債			
借貸		1,567,857	2,773,224
遞延稅項負債		210,264	78,375
負商譽		—	136
撥備		—	180,873
		1,778,121	3,032,608
流動負債			
應付賬款及應計費用	12	719,237	1,005,969
借貸之現期部份		1,807,880	844,542
應付稅項		5,364	39,779
		2,532,481	1,890,290
負債總額		4,310,602	4,922,898
總權益及負債		9,983,240	8,319,006

附註

1. **編製基準**

綜合財務報表乃採用歷史成本會計法，並對若干物業，可供出售財務資產及其他投資之重估作出修訂，及按照香港會計師公會頒佈之香港財務報告準則(「財務準則」)而編製。

2. **會計政策變動**

在二零零五年，本集團採納於二零零五年一月一日或之後開始生效，並與本集團業務有關之下列新訂或經修訂香港財務報告準則、香港會計準則(「會計準則」)及詮釋「會計實務準則 — 詮釋」(「會計準則 — 詮釋」及「財務準則 — 詮釋」)，(合稱「新香港財務報告準則」)：

會計準則1	財務報表之編製
會計準則2	存貨
會計準則7	現金流量表
會計準則8	會計政策、會計估算的變動及錯誤
會計準則10	結算日後事項
會計準則16	物業、機器及設備
會計準則17	租賃
會計準則21	匯率變動之影響
會計準則23	借貸成本
會計準則24	關聯人士之披露
會計準則27	綜合及獨立財務報表
會計準則28	聯營公司投資
會計準則31	合營企業投資
會計準則32	金融工具：披露及呈列
會計準則33	每股盈利
會計準則36	資產耗蝕
會計準則37	撥備、或然負債及或然資產
會計準則38	無形資產
會計準則39	金融工具：確認及計量
會計準則39(修訂)	財務資產和財務負債的過渡及初步確認
會計準則40	投資物業
會計實務準則 — 詮釋3	收益 — 出售發展中物業之買賣合約
會計準則 — 詮釋12	綜合 — 特殊目的實體
會計準則 — 詮釋15	營運租賃 — 優惠
會計準則 — 詮釋21	所得稅 — 經重估非折舊資產的回收
財務準則 — 詮釋1	拆卸、復原及相類似的現存負債之變動
財務準則2	以股份支付之款項
財務準則3	業務合併
財務準則5	可供出售之非流動資產及已終止經營業務

採納新訂或經修訂會計準則1, 2, 7, 8, 10, 21, 23, 24, 27, 28, 31, 33以及會計準則 — 詮釋12, 15及21並無導致本集團的會計政策出現重大變動。主要會計政策變動概括如下：

(1) 採納經修訂會計準則17導致會計政策改變，涉及將預付土地租金由物業、機器及設備以及發展物業中，重新分類為租賃土地及土地使用權。為租賃土地及土地使用權支付之預付款項，採用直線法按租賃期攤銷於損益表中。若出現減值則將減值於損益表中沖銷。

於以往年度，列於物業、機器及設備內之租賃土地乃按估值或成本扣除累計折舊及非暫時性減值準備列賬。於發展中物業內之租賃土地則乃按成本 — 包括土地及建築成本 — 扣除非暫時性減值準備列賬。

(2) 採納會計準則32及39導致會計政策改變，涉及按公平值透過損益賬處理的財務資產及可供出售財務資產。這亦導致貸款及應收款，借貸及對沖活動的確認及計量的改變。貸款，應收款及持至到期日投資，以有效息率方法按攤銷成本列賬。借貸最初按公平值扣除所產生的交易成本確認。其後按有效息率方法攤銷成本列賬。可換股債券的負債部份之公平值乃以相等的非可換股債券之市場利率予以釐定。權益部份在該等債券變然轉換程時(不論獲兌換，贖回或已失效)於資本儲備內確認。

於以往年度，本集團之投資，撇除附屬公司，聯營公司及共同控制實體分類為長期投資及短期投資。因特定長期目標或策略原因持有之證券均列入資產負債表之其他非流動資產，並按成本值扣除減值準備入賬。個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。為短期價格變動而產生利潤所持有之證券列入資產負債表之流動資產，並按公平值入賬。另外，長期負債及可換股債券按賬面值計入長期負債。有關發行可換股債券所產生的開支已按融資的有關年期以直線法攤銷。

由於會計準則39並不容許財務資產及負債根據按追溯性基準之準則確認，撤銷確認或計量。故此，二零零四年十二月三十一日之比較數額並無予以重列。

(3) 採納經修訂會計準則40導致會計政策改變，其中投資物業公平值的變動在損益表中列賬。在以往年度，公平值的減少在損益賬支銷，公平值的增加首先與早前損益賬估值的減少對銷，餘額撥入投資物業重估儲備。於二零零四年十二月三十一日，投資物業估值低於原值，而重估虧損已在損益表中扣除，所以並無投資物業重估儲備。因此，無需作出往年度調整。

(4) 採納財務準則3及會計準則36及38導致對商譽之會計政策改變。商譽每年作耗蝕測試，及以成本減累積耗蝕列賬。倘收購者佔被購者可識辨資產、負債及或然負債每公平值之權益超過企業合併成本之綜餘，即時於損益賬中確認。

於以往年度，收購所產生之商譽以一項獨立資產計入資產負債表，並按其估計可使用年期(不超過二十年)，採用直線法攤銷。商譽之賬面值每年檢討，當董事認為出現非暫時性減值時，則會作出撥備。倘淨資產之公平值相過購買代價，則於收購年度或按所購非貨幣資產之加權平均可使用年期內，於損益表內確認該等差額。鑑於此項改變，本集團採用過渡安排，於二零零五年一月一日之年初盈餘儲備中，沖銷負商譽。二零零四年十二月三十一日之比較數額則並未重列。

(5) 採納會計準則16, 37及財務準則 — 詮釋1後，有關環境恢復及其相關資產之撥備的會計政策有所變動。計算環境恢復撥備時出現之任何變動，須在其相關資產內予以加入或扣減；撥備貼現之定期平倉，在產生時於損益表內確認為財務費用。

過往年度，與環境恢復撥備相關之資產成本，並無因為撥備之變動而予以調整。

[illegible]	(13,423)				3,283	(10,140)
應佔溢利減虧損						
共同控制實體	238,976	(40,730)			(13,866)	184,380
聯營公司	3,371	(810)			(2,561)	—
除稅前溢利	297,874					231,153
稅項(支出)／抵免	(42,434)	41,540	60		2,295	1,461
持續經營業務之溢利	255,440					232,614
來自已終止經營業務之溢利	—				29,757	29,757
少數股東權益	(21,117)	3,145	(104)	64	18,012	—
本年度溢利	234,323	3,145	6,937	(46)	18,012	262,371
應佔：						
本公司股東	234,323		6,937	(46)		241,214
少數股東權益	—	3,145			18,012	21,157
	234,323	3,145	6,937	(46)	18,012	262,371
	港仙					港仙
每股盈利						
基本	11.70					
攤薄	9.90					
持續經營業務之每股盈利						
基本						11.50
攤薄						9.68
已終止經營業務之每股盈利						
基本						0.59
攤薄						0.52

(iii) 綜合資產負債表

	按以往呈報 港幣千元	會計準則1 港幣千元	會計準則17 港幣千元	會計準則32,39 港幣千元	會計準則40 港幣千元	會計準則16,37 財務準則—詮釋1 港幣千元	重列 港幣千元
非流動資產							
物業、機器及設備	1,115,426		(304,803)		(304,568)		506,055
投資物業	—				326,798		326,798
租賃土地及土地使用權	—		257,347				257,347
共同控制實體	440,476	49,263					489,739
聯營公司	18,650						18,650
可供出售之財務資產	—			152,375			152,375
其他非流動資產	304,898			(152,375)		136,049	288,572
	1,879,450						2,039,536
流動資產							
發展物業	4,561,850		(26,389)				4,535,461
應收賬款及預付款	665,360	155,237					820,597
其他流動資產	923,412						923,412
	6,150,622						6,279,470
總資產	8,030,072	204,500	(73,845)	—	22,230	136,049	8,319,006
權益							
股本	201,564						201,564
其他儲備	1,017,733		(57,783)				959,950
盈餘儲備	1,511,938		(9,596)		22,230	(13,332)	1,511,240
股東權益	2,731,235						2,672,754
少數股東權益	1,147,265	(401,957)	(3,366)			(18,588)	723,354
總權益	3,878,500						3,396,108
非流動負債							
借貸	2,675,209	98,015					2,773,224
遞延稅項負債	81,474		(3,100)			1	78,375
負商譽	136						136
撥備	—					180,873	180,873
	2,756,819						3,032,608
流動負債							
應付賬款及應計費用	510,432	508,442				(12,905)	1,005,969
其他流動負債	844,542						844,542
應付稅項	39,779						39,779
	1,394,753						1,890,290
負債總額	4,151,572						4,922,898
總權益及負債	8,030,072	204,500	(73,845)	—	22,230	136,049	8,319,006

3. **分部資料**

集團主要從事物業發展和投資及機器貿易。隨著被視為出售銀河娛樂(附註5)，本集團終止經營建築材料製造，銷售及分銷。此外並沒有其他重大獨立分部業務。根據集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業，機器及設備、其他非流動資產、存貨、物業、應收賬款及預付款，主要不包括部份投資、現金和銀行結餘及可收回稅項。分部負債主要包括應付賬款、應計費用及撥備。而分部之間沒有任何銷售或貿易交易。

業務分部資料如下：

截至二零零五年十二月三十一日年度

	持續經營業務 地產 港幣千元	貿易 港幣千元	未分配 港幣千元	合計 港幣千元	已終止經營業務 港幣千元
營業額	226,330	62,977	—	289,307	546,158
其他收益	2,609	8	2,681	5,298	20,142
經營溢利／(虧損)	46,433	552	(13,423)	33,562	9,298
投資物業之公平值變動				348,679	—
財務費用				(36,689)	(5,998)
應佔溢利減虧損					
共同控制實體				47,697	7,945
聯營公司				—	1,492
除稅前溢利				393,249	12,737
稅項				(142,869)	(280)
本年度溢利				250,380	12,457
被視為出售部份股權之收益					3,611,466
應佔虧損					(70,505)
					3,553,418
資本支出	5,607	123	—	5,730	24,465
折舊	2,913	83	—	2,996	36,440
攤銷	35,654	—	—	35,654	19,307
上市證券投資之公平值虧損／(收益)	—	—	1,204	1,204	(81)

截至二零零四年十二月三十一日止年度

	持續經營業務 地產 港幣千元	持續經營業務 貿易 港幣千元	持續經營業務 未分配 港幣千元	持續經營業務 合計 港幣千元	已終止經營業務 港幣千元
營業額	356,671	61,586	—	418,257	1,312,281
其他收益	7,034	10	2,482	9,526	7,638
經營溢利	55,843	415	9,650	65,908	29,308
投資物業之公平值變動				(8,995)	103
財務費用				(10,140)	(3,285)
應佔溢利減虧損					
共同控制實體				184,380	13,866
聯營公司				—	2,561
除稅前溢利				231,153	42,553
稅項抵免／(支出)				1,461	(2,295)
本年度溢利				232,614	40,258
被視為出售部份股權之虧損					(10,501)
					29,757
資本支出	2,454	17	—	2,471	73,039
折舊	2,591	102	—	2,693	71,143
攤銷	37,808	—	—	37,808	39,287
上市證券投資之公平值(收益)／虧損	—	—	(16,128)	(16,128)	933

按地區分佈之分析如下：

	持續經營業務 營業額 港幣千元	持續經營業務 經營溢利／(虧損) 港幣千元	已終止經營業務 營業額 港幣千元	已終止經營業務 經營溢利 港幣千元
截至二零零五年十二月三十一日止年度				
香港	129,115	(8,762)	242,417	5,900
中國內地	88,275	39,755	303,741	3,398
新加坡	8,948	2,017	—	—
日本	62,977	552	—	—
	289,307	33,562	546,158	9,298
截至二零零四年十二月三十一日止年度				
香港	271,591	49,026	474,938	8,577
中國內地	75,890	11,744	837,343	20,731
新加坡	9,190	4,723	—	—
日本	61,586	415	—	—
	418,257	65,908	1,312,281	29,308

4. 營業額及其他收益

	二零零五年 港幣千元	二零零四年 港幣千元
營業額		
物業銷售	126,285	332,135
租金收入	100,045	24,536
貨品銷售	62,977	61,586
	289,307	418,257
其他收益		
銀行存款利息	2,410	1,231
按揭貸款利息	1,296	6,488
上市證券投資股息	1,592	1,807
	5,298	9,526
總收益	294,605	427,783

5. 已終止經營業務

	二零零五年 港幣千元	二零零四年 港幣千元
建築材料		
營業額	546,158	1,312,281
其他收益	20,142	7,638
經營溢利	9,298	29,308
投資物業之公平值變動	—	103
財務費用	(5,998)	(3,285)
應佔溢利減虧損		
共同控制實體	7,945	13,866
聯營公司	1,492	2,561
除稅前溢利	12,737	42,553
稅項	(280)	(2,295)
本期間／年度溢利	12,457	40,258
被視為出售部份股權之收益／(虧損)	3,611,466	(10,501)
應佔虧損	(70,505)	—
已終止經營業務之溢利	3,553,418	29,757

於二零零四年十二月三十一日，本集團擁有營業建築材料業務，經營及分銷業務之銀河娛樂集團有限公司(「銀河娛樂」，前名為嘉華建材有限公司)65.8%之股權。

於二零零五年五月四日，銀河娛樂按每股面值港幣8元發行新股份146,000,000股。於二零零五年七月二十二日，銀河娛樂以收購總代價18,405,000,000元(部份以發行1,840,519,798股銀河娛樂新股支付)完成收購銀河娛樂場股份有限公司附有97.9%經濟權益之88.1%有投票權股份。隨後，本集團佔銀河娛樂之股權由65.8%被攤薄至佔25.9%，令本集團被視作出售銀河娛樂股權。因此銀河娛樂由二零零五年七月二十二日起不再是本集團之附屬公司而成為聯營公司，其業績以權益會計法在綜合報表中入賬。

於二零零五年九月十四日，本公司決議按每持有十股本公司股份，獲一股銀河娛樂股份的基準派發特別中期股息。於二零零五年十一月四日派發股息後，本集團佔銀河娛樂之股權進一步攤薄至18.7%。因此，本集團不再對銀河娛樂之管理具重大之影響力，而銀河娛樂則成為本集團之可供出售之財務資產。

本集團於上述被視為出售銀河娛樂及特別股息派發後，終止經營建築材料製造，銷售及分銷業務。

6. 經營溢利

	二零零五年 港幣千元	二零零四年 港幣千元
經營溢利已計入：		
上市證券投資之公平值收益	—	16,128

本集團之應付貿易賬款依發票日期之賬齡分析如下：

	二零零五年 港幣千元	二零零四年 港幣千元
一個月內	209,998	186,800
二至三個月	517	63,237
四至六個月	—	26,502
六個月以上	—	23,864
	210,515	300,403

管理層之討論及分析

業務檢討

二零零五年見證著銀河娛樂成功收購銀河娛樂場股份有限公司(88.1%有投票權股份，附有97.9%經濟權益)(「收購」)。收購完成後，銀河娛樂不再是本公司之附屬公司。於二零零五年九月，本公司決議以每持有十股本公司股份獲派一股銀河娛樂股份的基準派發特別中期股息。派發特別中期股息後，銀河娛樂之業績不再以權益會計法在綜合財務報表中入賬。

二零零五年度股東應佔溢利比上年度重列數額增加港幣3,403,000,000元至港幣3,644,000,000元(增加1,411%)。每股盈利由上年度港幣0.12元增至本年度港幣1.58元。主要原因是本集團所佔銀河娛樂之營運業績(停止入賬前)加上銀河娛樂以先舊後新形式，以每股港幣8元發行予投資者146,000,000新股及按協定價港幣8元，發行1,840,519,798新股進行收購銀河娛樂場股份有限公司而產生之被視作出售溢利，共約港幣35億元。

集團二零零五年度之營業額減至港幣289,000,000元，比上年度重列之營業額減少31%。集團本年度物業發展分部之營業額比二零零四年度減少。然而，物業租賃之營業額及溢利上升，令本年度毛利比上年度增加。

此乃本集團採納新訂香港財務報告準則後首份年度財務報告。除若干呈列方式有變需同比較數字作出調整外，該等會計政策之變動並無對所檢討之賬目形成任何重大影響。然而，該等變動可能會對本集團日後之營運尤其為發展物業之收益確認構成若干影響。

業務回顧

本集團與銀河娛樂分開發展，業務目標更見清晰，兩公司的管理層更能專心發展各自的核心實力。本集團的核心業務為物業發展及物業投資，並以香港和中國內地(「中國」)為主要發展市場。本集團致力建立優質發展商品牌，致在建築設計、實用功能、高級設施和以客為先的售後服務各方面，達到卓越表現。

(1) 香港物業

二零零五年香港地產市道受加息影響。香港的房產價格於二零零五年第二季進入整固期，去年其他發展商亦減少推出物業項目預售。本集團在銷售策劃上作出相應調整。因此，我們於二零零五年內出售的物業項目較往年減少。然而，香港二零零五年之寫字樓租務市場有不俗表現，本集團旗下投資物業之出租率理想。

(甲) *目前在香港之發展物業*

(i) *銅鑼灣山路嘉御山(佔100%權益)*

此為面積約11,000平方米之地盤，其總樓面面積約24,000平方米，發展為低密度住宅項目。此項目之114個多層單位及8間獨立屋已於本年3月開始預售。建築工程正在順利進行，預計整體發展將於2007年完成。

(ii) *灣仔莊士敦道內地段8997*

此項目由市區重建局及本集團共同發展。地盤面積約2,000平方米，其總樓面面積約19,000平方米。建築工程正在進行，預計該項目於2007年完成。

(乙) *其他在香港之主要物業(佔100%權益)*

(i) *上環永樂街嘉滙商業中心*

此乃樓高24層之商業大廈，包括寫字樓及地舖，樓面面積約3,900平方米。現持有作長線投資用途。此物業近乎全部租出，為集團帶來穩定之租金收益。

(ii) *北角現銀街嘉昌商業中心*

此物業為一幢樓高26層之商業大廈，辦公室面積約1,900平方米，持有作出售用途。此物業現正出租收取租金，出租情況理想。

(2) 中國內地物業

二零零五年中國地產市道受中央政府的宏觀調控措施影響，樓價出現調整。本集團旗下位於上海的慧芝湖花園豪宅項目暫緩樓花預售，以迴避市況下調的影響，造成了二零零五財政年度物業發展業務預售部分鈍幅。

(甲) *目前主要發展物業*
(總樓面面積約為2,000,000平方米)

(i) *上海慧芝湖，大寧國際社區廣中路701號地塊(佔100%權益)*

此項目總樓面面積約380,000平方米。設計概念取材於美國洛杉磯的 Westwood 社區，此項目設計高尚，配套完善。上海慧芝湖分為三期發展，第一期總樓面面積約140,000平方米，已於2005年年中推出預售，預計於2007年4月交付使用。其餘兩期，總樓面面積分別約為140,000平方米及100,000平方米，建築工程預計於2006年及2007年相繼展開。

(ii) *上海徐滙區建國西路68號A,B地塊(佔100%權益)*

此項目為上海徐滙區舊城改造最後大型地塊之一，位處於上海傳統的高尚住宅區地段。為彰顯地段的歷史價值及體現罕有的市中心位置，集團計劃將項目發展為極具標誌性及富有濃厚法國色彩的高尚住宅區。其總樓面面積約140,000平方米。拆遷工程正在進行中，預計建築工程在2006年度展開。

(iii) *上海靜安區展覽宅三期地塊(佔99%權益)*

此項目位於靜安區烏魯木齊路，鄰近繁華的南京西路商業中心區。集團將興建總樓面面積約100,000平方米之優質住宅樓宇。由於該地塊由東向西伸延約450米，設計上能達到戶戶朝南，保證每戶均面向南京西路商業區及遠眺延安高架，繁華景象盡收眼底。拆遷工程正進行中，建築工程預計於2006年開始。

(iv) *廣州市花都區新華鎮(佔99.99%權益)*

本集團於花都區新華鎮持有兩幅土地儲備地皮用作未來發展用途，可發展之總樓面面積達1,400,000平方米。現時正在初步籌劃階段。

(乙) *投資物業*

上海淮海中路上海嘉華中心(佔35.75%權益)

集團於上海淮海中路之旗艦投資物業上海嘉華中心已於2005年建成。此為合營物業發展項目，集團佔35.75%權益，乃最大單一股東，餘下由上海廣電電子股份有限公司持有30%，Tidefull Investment Ltd. 持有15.4%，上海徐房(集團)有限公司持有15%及 Nissho Iwai Hong Kong Corporation Ltd. 持有3.85%。集團為此物業之項目發展經理。

此物業位於上海市內環線，淮海路繁華商業中心區內，由一幢高層甲級寫字樓及兩幢副樓組成，總樓面面積約72,000平方米。自2005年初落成啟用後，此旗艦物業已全部租出。主要租戶包括「財富500」中之知名跨國企業及大型本地企業，租金達每平方米美金1元日租，成為上海甲級寫字樓租金之指標。上海嘉華中心之理想租務表現令租金收益及溢利上升。管理層認為上海甲級寫字樓市場將穩健發展。

(3) 在中國內地新的共同控制實體 — 上海寶地置業有限公司

集團於本年度投資於上海寶地置業有限公司(「寶地」)。此乃共同控制實體，本集團佔41.5%權益，上海寶鋼集團公司佔41.5%，三菱商事株式會社佔15%，東急不動產株式會社佔2%。寶地主要資產之一為上海楊浦區一幅多用途地皮，其樓面面積約為300,000平方米。其中200,000平方米為住宅用地，100,000平方米為商業用地。住宅項目已於2005下半年開始預售。現時為止，已預售160個住宅單位。

(4) 在新加坡之主要物業

森林路新生商業中心(佔100%權益)

此為一幢樓高12層之商業大廈，附設停車場。現持有樓面面積約5,800平方米之寫字樓，其中約3,700平方米作長線投資用途，餘下部份則作出售用途。出租率滿意，為集團帶來穩定的租金收益。

(5) 銀河娛樂集團有限公司

隨著收購及派發銀河娛樂股份後，本集團持有之銀河娛樂股權由收購前65.8%被攤薄至收購後18.7%。銀河娛樂不再為本集團之附屬公司而成為本集團之一項長期投資(在財務報表中列為「可供出售之財務資產」)。銀河娛樂往後之業績亦不再在綜合損益表內列賬。

業務展望

6. 經營溢利

	二零零五年 港幣千元	二零零四年 港幣千元
經營溢利已計入：		
上市證券投資之公平值收益	—	16,128
收購一共同控制實體之負商譽	19,991	—
匯兌溢利淨額	31,914	7,314
及已扣除：		
銷售存貨成本	55,360	53,236
折舊	2,996	2,693
攤銷		
租賃土地及土地使用權	35,654	35,356
可換股債券之發行費用	—	2,452
出售非上市投資虧損	—	7,800
上市證券投資之公平值虧損	1,204	—

7. 財務費用

	二零零五年 港幣千元	二零零四年 港幣千元
利息支出		
銀行貸款、透支及其他	95,493	49,715
可換股債券之財務費用	10,759	3,241
資本化作為興建中物業成本	(69,563)	(42,816)
	36,689	10,140

8. 稅項支出／(抵免)

	二零零五年 港幣千元	二零零四年 港幣千元
本年度稅項		
香港利得稅	2,867	1,311
海外稅項	227	4,179
遞延稅項	139,775	(6,951)
	142,869	(1,461)

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依17.5%(二零零四年：17.5%)稅率撥備。海外稅項乃按有關國家之現行稅率就海外經營業務產生之應課稅溢利撥備。

截至二零零五年十二月三十一日應佔共同控制實體之港幣17,459,000元(2004：港幣39,974,000元)之稅項已於損益表內應佔溢利減虧損之共同控制實體記錄入賬。

9. 每股盈利

本年度之每股基本及攤薄盈利之計算如下：

	持續經營業務 二零零五年 港幣千元	持續經營業務 二零零四年 港幣千元	已終止經營業務 二零零五年 港幣千元	已終止經營業務 二零零四年 港幣千元
股東應佔本公司溢利	94,638	229,467	3,549,410	11,747
具攤薄作用之潛在普通股之影響				
可換股債券之利息，除稅	—	2,675	—	—
未攤銷之可換股債券發行費用，除稅	—	(11,464)	—	—
用以計算每股攤薄盈利之溢利	94,638	220,678	3,549,410	11,747

	股份數目 二零零五年	股份數目 二零零四年
用以計算每股基本盈利之股份加權平均數	2,311,056,000	1,996,230,000
具攤薄作用之潛在普通股之影響		
可換股債券	—	265,522,000
認股權	19,123,000	17,563,000
用以計算每股攤薄盈利之股份加權平均數	2,330,179,000	2,279,315,000

二零零五年度之可換股債券具反攤薄作用，因此計算每股攤薄盈利時不包括可換股債券。

10. 股息

	二零零五年 港幣千元	二零零四年 港幣千元
中期現金股息，每股港幣1仙(二零零四年：以股代息附現金選擇權，每股港幣2仙)	23,771	40,195
建議末期以股代息，附現金選擇權，每股港幣1仙(二零零四年：現金股息，每股港幣4仙)	23,972	89,859
	47,743	130,054
特別中期股息，以實物分派(二零零四年：無)	1,229,143	—
	1,276,886	130,054
部份股息以現金支付，詳細資料如下：		
中期	23,771	33,284
末期	—	89,859
	23,771	123,143

董事會已於二零零五年九月十四日決議派發特別中期股息，股息於二零零五年十一月四日按每持有十股本公司股份獲派一股銀河娛樂股份的基準派發。

董事會建議末期以股代息，附現金選擇權，每股港幣1仙(二零零四年：現金股息，每股港幣4仙)。此項股息將於截至二零零六年十二月三十一日止年度列作盈餘儲備分派。

11. 應收賬款及預付款

	二零零五年 港幣千元	二零零四年 港幣千元
應收貿易賬款，除撥備	23,756	471,934
其他應收賬款，除撥備	105,781	130,293
預付款	5,008	63,133
應收共同控制實體款項	—	155,237
	134,545	820,597

本集團根據當地有關行業之標準制定信貸政策。本集團給予香港客戶之信用期限平均一般介乎30天至60天，而給予中國內地客戶之信貸期限則介乎120天至180天，此政策由管理層作定期檢討。

本集團之應收貿易賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零五年 港幣千元	二零零四年 港幣千元
一個月內	14,566	135,270
二至三個月	3,137	157,988
四至六個月	987	89,423
六個月以上	5,066	89,253
	23,756	471,934

12. 應付賬款及應計費用

	二零零五年 港幣千元	二零零四年 港幣千元
應付貿易賬款	210,515	300,403
其他應付賬款	29,944	79,849
營運應付費用	24,833	88,403
已收按金	176,597	28,872
應付共同控制實體款項	69,007	204,500
應付少數股東之款項	208,341	303,942
	719,237	1,005,969

(5) 銀河娛樂集團有限公司

隨著收購及派發銀河娛樂股份後，本集團持有之銀河娛樂股權由收購前65.8%攤薄至收購後18.7%。銀河娛樂不再為本集團之附屬公司而成為本集團之一項長期投資(在財務報表中列為「可供出售之財務資產」)。銀河娛樂往後之業績亦不再在綜合損益表內列賬。

業務展望

踏入二零零六年，集團管理層相信香港住宅市場將會重回升軌。新建成的單位供應依然緊張，需求仍然強勁。一般預期加息周期將於二零零六年見頂，市場反應於二零零六年第一季漸見積極。本集團務求把握市場契機，已於二零零六年第一季推出豪宅項目嘉御山預售，反應熱烈。本年稍後亦將推出位於莊士敦道之發貨住宅項目。本集團會繼續參與由香港政府、九廣鐵路、地下鐵路及市區重建局推出之土地拍賣或投標，亦會在私人物業市場進行收購，以壯大集團之土地儲備。

有關中國內地，集團對中國地產市道長遠前景樂觀。集團迄今已在上海和廣州積累超過二百萬平方米土地發展權。集團將於二零零六年上海地產市況好轉時再推售瑟芝熱花園，以獲取最大溢利。集團的另外兩個最高尚的住宅項目建國西路(徐匯區)及儲家宅(靜安區)的拆遷計劃亦會於二零零六年加緊進行。

展望未來，本集團視中美及中歐貿易糾紛及台海緊張局勢為不確定因素，可能對內地經濟以至本集團業務發展有所影響。中央政府的調控措施亦為集團業務之不明朗因素。儘管如此，在廣州及北京，市場價格於二零零六年第一季有回升跡象，集團會繼續以審慎態度面對中國內地市場，制定發展策略。

財務檢討

(1) 財務狀況

資金運用之總額由去年港幣70億元，增至於二零零五年十二月三十一日港幣90億元，增幅為28%。

於年內所發生可換股債券之轉換及認股權之行使令已發行股份總數有所增加，而所產生之攤薄影響已為本年度所賺取之溢利抵銷。

(2) 集團流動資金、財務資源及負債比率

集團於年內之流動資金水平理想。在二零零五年十二月三十一日集團之現金及銀行結餘為港幣255,000,000元。

長期借款總額本年為港幣2,492,000,000元，去年為港幣2,619,000,000元。其中超過55%長期借款之還款期超逾一年或以上。

在負債比率方面(比率計算定義為未償還之總借款額減除現金與總資產額相比)，在二零零五年十二月三十一日，負債比率維持在31%之滿意水平，而去年則為36%。

於二零零五年十二月三十一日，集團除持有之現金及銀行結餘外，尚未動用之銀行融資額達港幣1,600,000,000元。

集團之流動資金及負債比率穩健，足夠應付承約及營運資金之需求。

於二零零六年三月三十日，未償還之可換股債券面值為港幣68,000,000元(2009年到期)，佔可換股債券的總面值7.9%。

(3) 庫務政策

本集團管理外匯變綜以保守政策及控制風險為主，集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動時而影響集團之營運。集團並無投資於與集團財務無關之衍生工具。

(4) 集團資產之抵押

於二零零五年十二月三十一日，集團賬面值港幣2,016,387,000元(2004年：港幣261,298,000元)的投資物業及賬面值港幣111,586,000元(2004年：港幣287,050,000元)的土地和建築物已分別抵押予銀行作為集團信貸的擔保。

(5) 或然負債

本公司已就若干附屬公司取得之信貸額為港幣3,571,683,000元(2004：港幣3,844,074,000元)向銀行及財務機構出具擔保。其中已動用之信貸額為港幣2,078,682,000元(2004：港幣1,903,793,000元)。

本公司就一間附屬公司發行為數港幣104,000,000元(2004：港幣864,260,000元)之可換股債券持有人出具擔保。

本公司就一集團佔有權益之公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

僱員及薪酬政策

於二零零五年十二月三十一日，集團在香港及中國內地僱員總人數為283人(不包括聯營公司及共同控制實體)，二零零五年之僱員成本(不包括董事酬金)合共港幣147,000,000元。

本集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並着重為員工提供培訓及發展的機會。

企業管治

除守則條文第A.4.2及E.1.2外，本公司於二零零五年內均一直遵守企業管治常規守則(「守則條文」)載於聯交所證券上市規則(「上市規則」)之附錄十四。董事會認為守則條文第A.4.2的精神已充分發揮，因各董事(主席及董事總經理除外)實際上每三年輪值告退一次；加上主席及董事總經理的領導才能及遠見，以及對本集團過及多個地區的業務之深邃知識，實屬本公司資產，故彼等連續留任而無須輪值告退將有利本集團發展。另主席因有其他事務，未能出席二零零五年四月二十八日舉行的本公司之股東週年大會。

董事進行證券交易之行為守則

本公司已採納載於上市規則附錄十作為本公司之董事進行證券交易的標準守則(「標準守則」)。根據守則條文A.5.4，本公司已就有關僱員買賣自身公司證券事宜設定書面指引，指引內容不比附錄十的標準守則寬鬆。經本公司全體董事作出詳細查詢，本公司確認於截至二零零五年十二月三十一日止年度內，彼等均已遵守標準守則所規定之標準。

薪酬委員會

根據守則條文B.1.1至B.1.5，本公司已於二零零五年十二月二十日設立具有成文權責範圍的薪酬委員會。薪酬委員會由三名成員組成，其中許淇安先生(執行董事)為主席，而張惠彬博士及廖樂柏先生(均為獨立非執行董事)則為薪酬委員會成員。

審核委員會

本公司之審核委員會亦已審閱有關二零零五年度業績。本集團之核數師羅兵咸永道會計師事務所已就本集團截至二零零五年十二月三十一日止年度的初步業績公佈中所列數字與本集團該年度的綜合財務報表所載數字核對一致。羅兵咸永道會計師事務所就此執行的工作不構成根據香港會計師公會頒佈的香港審計準則、香港審閱聘用準則或香港核証聘用準則而進行的核証聘用。

購入、出售或贖回本公司上市證券

本公司於截至二零零五年十二月三十一日止年度內，並無贖回任何本公司之股份及可換股債券。本公司及其附屬公司亦未於截至二零零五年十二月三十一日止年度內購入或出售任何本公司之股份及可換股債券。

股息

董事會建議派發以股代息之末期股息，附現金選擇權，每股港幣0.01元(二零零四年：現金末期股息，每股港幣0.04元)。在計入現金中期股息每股港幣0.01元(二零零四年：以股代息附現金選擇，每股港幣0.02元)，及特別中期股息按每持有十股本公司股份，獲一股銀河娛樂股份的基準派發，相等約每股港幣0.52元(二零零四年：無)後，本年度派股息總額為每股港幣0.54元(二零零四年：每股港幣0.06元)。

暫停辦理登記手續

本公司將於二零零六年五月二十三日至二零零六年五月二十九日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取擬派末期股息，一切過戶文件連同有關之股票須於二零零六年五月二十二日下午四時前送達香港灣仔皇后大道東183號合和中心17樓1712—1716室本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

刊載進一步資料

本公佈將分別登載於本公司及聯交所之網頁。本集團之年度綜合財務賬目已經由本公司之核數師羅兵咸永道會計師事務所審核，其核數師報告書將包括在致本公司股東之年報內。

截至二零零五年十二月三十一日止年度之年報載有上市規則之所有適用資料，將於稍後時間寄發予本公司股東及分別登載於本公司及聯交所之網頁。

董事

於本公佈日期，執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生，羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
陳明德

香港，二零零六年三月三十日

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

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